FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

As of April 18, 2005

TENARIS, S.A.

(Translation of Registrant’s name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes    No Ö

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURE

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’ notice of Annual General Meeting and Extraordinary General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2005

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

April 12, 2005

Dear Tenaris Shareholder,

I am pleased to invite you to attend the Annual General Meeting and Extraordinary General Meeting of Shareholders of Tenaris S.A. Both meetings will be held on Wednesday, May 25, 2005, at 46A, avenue John F. Kennedy L-1855 Luxembourg. The Annual General Meeting of Shareholders will begin promptly at 11:00 a.m., local time, while the Extraordinary General Meeting of Shareholders will be held immediately upon conclusion of the Annual General Meeting of Shareholders.

At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operations, and have the chance to meet the Chairman and Chief Executive Officer. Subsequently, the Extraordinary General Meeting of Shareholders will decide on several proposed amendments to Tenaris’s articles of association.

Enclosed please find the Notice and Agenda for both meetings and the Shareholder Meeting Brochure and Proxy Statement. These documents, as well as the Company’s 2004 annual report (which includes the Company’s financial statements for the year ended December 31, 2004 in their consolidated and unconsolidated form together with the director’s report and the report of the independent auditor), are available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 781 575 4328 (if you are outside the United States) and are available free of charge at the Company’s registered office in Luxembourg.

Even if you only own a few shares, I would like to see them represented at both meetings. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from JP Morgan Chase, the depositary bank, for instructions on how to exercise your vote by proxy.

I look forward to welcoming you on May 25, 2005.

Very truly yours

Paolo Rocca
Chairman and Chief Executive Officer

JPMORGAN CHASE BANK, N.A.
4 New York Plaza, Floor 13
New York, NY 10004

Re: TENARIS S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”) for Shares of Common Stock, US$1 Par Value (“Common Stock”), of Tenaris S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on May 25, 2005, at 11:00 a.m., and that an Extraordinary General Meeting will be held immediately after conclusion of the Annual General Meeting. Both meetings will take place at 46A, avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting and Extraordinary General Meeting of Shareholders, including the agenda for such meetings, is enclosed.

The enclosed materials are provided to allow the shares represented by your ADRs to be voted at the meetings. They include the Notice of Annual General Meeting and Extraordinary General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement. These documents, as well as the Company’s 2004 annual report (which includes the Company’s financial statements for the year ended December 31, 2004 in their consolidated and unconsolidated form), are available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 781 575 4328 (if you are outside the United States).

Each holder of ADRs as of April 18, 2005 is entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Holders of ADRs as of April 18, 2005 who desire to vote at the Meetings must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A., P.O. Box 43062, Providence, RI 02940-5115, U.S.A. If the Depositary receives properly completed instructions by 3:30 p.m., New York City time, on May 18, 2005, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:30 p.m., New York time, on May 18, 2005, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 18, 2005. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 18, 2005 until May 20, 2005.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 3:30 P.M. (NEW YORK CITY TIME) ON MAY 18, 2005.

JPMORGAN CHASE BANK, N.A.
     Depositary

April 12, 2005
New York, New York

Tenaris S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203
_____________________

Notice of the Annual General Meeting and Extraordinary General Meeting of
Shareholders to be held on May 25, 2005
_____________________

Notice is hereby given to holders of shares of common stock of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders will be held on May 25, 2005, at 11:00 a.m. (local time), and that an Extraordinary General Meeting will be held immediately after conclusion of the Annual General Meeting. Both meetings will be held at 46A, avenue John F. Kennedy L-1855 Luxembourg. In the Annual General Meeting, shareholders will vote with respect to the items listed below under the heading “Annual General Meeting”. At the Extraordinary General Meeting, shareholders will vote with respect to the items listed below under the heading “Extraordinary General Meeting”. The agenda is made of the items listed below.

AGENDA

Annual General Meeting

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2004.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2004.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors.

5.	Election of the Board of Directors’ members.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

7.	Board of Directors’ compensation.

8.	Appointment of independent auditors and approval of their fees.

     Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

Extraordinary General Meeting

1.	Amendment of article 9 of the Articles of Association of the Company by the addition of a sentence confirming that the Board of Directors may appoint a secretary and one or more assistant secretaries to the Board of Directors who need not be a director.

2.	Amendment of article 10 of the Articles of Association of the Company by the addition of a provision authorizing the certification of copies or excerpts of the minutes of the meetings of the Board of Directors as well any other document of the Company by the secretary of the board or any assistant secretary.

3.	Amendment of article 15 of the Articles of Association of the Company to change the date established for the annual general meeting to be set at the first Wednesday of the month of June at 11:00 hours.

4.	Amendment of article 16 of the Articles of Association of the Company to state that the convening of shareholder meetings in case the shares of the Company are listed on a foreign regulated market, the notices shall, in addition, be made in accordance with the publicity requirements of such regulated market.

5.	Amendment of article 19 of the Articles of Association of the Company to include a provision authorizing the secretary of the board of directors or any of its assistant secretaries to sign copies or excerpts of the Shareholders Meetings.

     Pursuant to the Company’s Articles of Association, an extraordinary general meeting of shareholders held to consider proposed amendments to the Company’s Articles of Association can only validly meet on the first call if at least half of the share capital is present or represented. If the required quorum is not met, a second meeting may be convened by means of notices published twice, at twenty (20) days interval at least and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette) and such other newspapers as provided for in article 19 of the Articles of Association of the Company. The second meeting can validly decide regardless of the quorum present or represented. In each case, resolutions may only be passed by a two-thirds majority of the votes of the shareholders present or represented.

PROCEDURES FOR ATTENDING THE MEETINGS

     Holders of bearer shares wishing to attend the meetings must obtain an admission ticket by depositing their certificates representing their common stock, not later than 4:00 p.m. (local time) on May 20, 2005, at any of the following Company’s offices:

Luxembourg:	46A, avenue John F. Kennedy
L-1855 Luxembourg

Argentina:	Leandro N. Alem 1067, 15°
(C1001AAF) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:	c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Teresa Gaini

Mexico:	c/o Tubos de Acero de México S.A.
Campos Eliseos 400-17
Col. Chapultepec Polanco
11560 Mexico D.F.
Attn: Félix Todd and/or Luis Armando Leviaguirre

     Holders of shares through fungible securities accounts wishing to attend the meetings must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account as of May 20, 2005. Such certificate must be filed no later than 4:00 p.m. (local time) on May 20, 2005 with any of the Company’s offices indicated above and, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).

     Holder of shares as of May 20, 2005 may also vote by proxy. To vote by proxy, holders must file the required certificate and a completed proxy form not later than 4:00 p.m. (local time) on May 20, 2005 with any of the Company’s offices indicated above or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V, in Mexico City.

     Holders of American Depositary Receipts (the “ADRs”) as of April 18, 2005 who desire to vote at the Meetings must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A. (the “Depositary”), P.O. Box 43062, Providence, RI 02940-5115, by 3:30 p.m., New York City time, on May 18, 2005.

     The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meetings, and further details on voting procedures) and the forms furnished by the Company in connection with the meetings, may be obtained from any of the Company’s offices indicated above, the Depositary, Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy) and S.D. Indeval S.A. de C.V., as from April 12, 2005, between 10:00 a.m. and 5:00 p.m. (local time).

     Copies of the Shareholder Meeting Brochure and Proxy Statement and the forms are also available at www.tenaris.com/investors. Copies of the Companies financial statements and the reports of the auditors as well as the documents referred to in the preceding sentence may also be obtained free of charge at the Company’s registered office in Luxembourg.

Cecilia Bilesio
Secretary of the Board of Directors

April 12, 2005
Luxembourg

TENARIS S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203
___________________

SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT
___________________

Annual General Meeting and Extraordinary General Meeting of
Shareholders to be held on May 25, 2005
___________________

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris, S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders to be both held, for the purposes set forth in the accompanying Notice of the Annual General Meeting and Extraordinary General Meeting of Shareholders (the “Notice”), on May 25, 2005 starting at 11:00 a.m., at 46A, avenue John F. Kennedy L-1855 Luxembourg.

As of March 30, 2005, there were issued and outstanding 1,180,536,830 shares of common stock, US$1 par value, of the Company (the “Common Stock”), including shares of Common Stock (the “Deposited Shares”) deposited with Banque Générale du Luxembourg, as agent for JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), under the Deposit Agreement, dated as of November 11, 2002 (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares), which are evidenced by the ADRs (one ADR equals ten Deposited Shares).

Each holder of shares of Common Stock is entitled to one vote per share. Holders of shares that hold shares through fungible securities accounts and wish to attend the Meetings must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on May 20, 2005. Such certificate must be filed no later than 4:00 p.m. (local time) on May 20, 2005, with any of the Company’s offices indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Holders of shares as of May 20, 2005 may also vote by proxy. To vote by proxy, such holders must file the requisite certificate and a completed proxy form not later than 4:00 p.m. (local time), on May 20, 2005, with any of the Company’s offices indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Each holder of ADRs as of April 18, 2005 is entitled to instruct JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Holders of ADRs as of April 18, 2005 who desire to vote at the Meetings must complete, date and sign a proxy form and return it to JPMorgan Chase Bank, N.A., P.O. Box 43062, Providence, RI 02940-5115, U.S.A. If the Depositary receives properly completed instructions by 3:30 p.m., New York City time, on May 18, 2005, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 3:30 p.m., New York time, on May 18, 2005, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock of any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a discretionary proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary it does not wish such proxy given or if the proposal has, in the discretion of the Depositary, a materially adverse effect on the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 3:30 p.m., New York time, on May 18, 2005. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time. In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 18, 2005 until May 20, 2005.

Due to regulatory differences and market practices in each country where the Company’s shares are listed, the holders of shares traded on the Argentine and Italian stock exchanges who have requested admission to the meetings, or who have issued a voting proxy, must have their shares blocked for trading until the date of the meetings, while holders of shares traded in the Mexican stock exchange and holders of ADRs traded in the New York stock exchange need not have their shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of shares traded in the Mexican stock exchange who sell their shares between May 20, 2005 and May 24, 2005, shall be disregarded.

The meetings will appoint a chairperson pro tempore to preside over them. The chairperson pro tempore will have broad authority to conduct the meetings in an orderly and timely manner and to establish rules for shareholders who wish to address the meetings; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by majority vote, irrespective of the number of shares present or represented. Extraordinary general meeting of shareholders held to consider proposed amendments to the Company’s Articles of Association can only validly meet on the first call if at least half of the share capital is present or represented. If the required quorum is not met, a second meeting may be convened by means of notices published twice, at twenty (20) days interval at least and in any case twenty (20) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette). The second meeting can validly decide regardless of the quorum present or represented. In each case, resolutions may only be passed by a two-thirds majority of the votes of the shareholders present or represented.

The meetings are called to address and vote on the following agenda:

ANNUAL GENERAL MEETING

1. CONSIDERATION OF THE BOARD OF DIRECTORS’ AND INDEPENDENT AUDITOR’S REPORTS ON THE CONSOLIDATED FINANCIAL STATEMENTS. APPROVAL OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2004.

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the fiscal year ended December 31, 2004, and having considered the reports from each of the Board of Directors and the independent auditor on such consolidated financial statements. The consolidated balance sheet of the Company and its subsidiaries at December 31, 2004 and the related consolidated statement of income, consolidated statement of changes in shareholders’ equity, consolidated cash flow statement and notes to the consolidated financial statements, the independent auditors’ report on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s annual report 2004, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 781 575 4328 (if you are outside the United States).

2. CONSIDERATION OF THE BOARD OF DIRECTORS’ AND INDEPENDENT AUDITOR’S REPORTS ON THE UNCONSOLIDATED ANNUAL ACCOUNTS. APPROVAL OF THE COMPANY’S UNCONSOLIDATED ANNUAL ACCOUNTS AS OF, AND FOR THE FISCAL YEAR ENDED, DECEMBER 31, 2004.

The Board of Directors recommends a vote FOR approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2004, and having considered the report from each of the Board of Directors and the independent auditor on such unconsolidated annual accounts. These documents are included in the Company’s annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request at 1 800 990 1135 (if you are in the United States) or 781 575 4328 (if you are outside the United States).

3. ALLOCATION OF RESULTS AND APPROVAL OF DIVIDEND PAYMENT.

The Board of Directors recommends a vote FOR approval of a cash dividend payable in U.S. dollars on June 13, 2005 in the amount of US$0.169 per share of Common Stock currently issued and outstanding and US$1.69 per ADR currently issued and outstanding. Of the aggregate amount of US$199,510,724.27 to be distributed as dividends, US$36,446,396.27 shall be paid from profits of the year ended December 31, 2004, US$162,982,327.00 shall be paid from retained earnings and US$82,001.00, from the Company’s other distributable reserve account. The balance of the fiscal year’s profits of US$337,030,371.73 will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, the Board of Directors shall determine, in its discretion, the terms and conditions of the dividend payment, including the applicable record date.

4. DISCHARGE TO THE MEMBERS OF DIRECTORS.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s accounts for the year ended December 31, 2004, the members of Board of Directors be discharged of any responsibilities in connection with the management of the Company’s affairs during such year.

5. ELECTION OF THE BOARD OF DIRECTORS’ MEMBERS.

The Company’s Articles of Association provide for the annual election by the holders of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

Under applicable U.S. laws and regulations, effective on July 15, 2005, the Company is required to have an audit committee comprised solely of directors who are independent.

The present Board of Directors of the Company consists of nine Directors. Until his death on March 11, 2005, Mr. Lucio Bastianini served as member of our board of directors. Two members of the Board of Directors (Messrs. Jaime Serra Puche and Amadeo Vázquez) qualify as independent members under the Company’s Articles of Association.

It is proposed (1) that the current eight members of the Board of Directors be re-elected, and (2) that Mr. Mr. Roberto Monti be also appointed as member of the Board of Directors.

Set forth below is summary biographical information of each of the candidates:

1) Mr. Roberto Bonatti. Mr. Bonatti is president of San Faustín, president of Techint S.A. and Tecpetrol and a director of III-Industrial Investments Inc, Siderca and Siderar. Mr. Bonatti is an Italian citizen.

2) Mr. Carlos Manuel Franck. Mr. Franck is president of Santa María and a director of Tecpetrol and Siderar. Mr. Franck is an Argentine citizen.

3) Mr. Bruno Marchettini. Mr. Marchettini is Director and Member of the Supervisory Board of San Faustín and Director of Siderar. Mr. Marchettini is an Italian citizen.

4) Mr. Roberto Monti*. Mr. Monti is a non-executive chairman of Trefoil Ltd., member of the board of directors of Petrobras Energia S.A., Transocean Inc. and of Wood Group. Served as Executive Vice President of Repsol YPF and was Chairman and Chief Executive Officer of YPF S.A. prior to its acquisition by Repsol. He was also President of Dowell, a subsidiary of Schlumberger and President of Schlumberger Logging and Production Service Division for Eastern Hemisphere and Latin América. Mr. Monti is an Argentine citizen.

5) Mr. Gianfelice Mario Rocca. Mr. Rocca is chairman of the board of directors of San Faustín, director of III-Industrial Investments Inc, director of Dalmine, director of Tamsa, president of the Humanitas Group and president of the board of directors of Techint-Compagnie Tecnica Internazionale S.p.A., Techint S.A. de C.V. In addition, he sits at the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicurtà, Zucchi Vincenzo S.p.A., and Cam Finanziara S.p.A. Mr. Rocca is an Italian citizen.

6) Mr. Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is also director and Vice-president of San Faustin, director of III-Industrial Investments Inc, president of the board of directors of Siderar and member of the board of directors of Amazonia and Tamsa. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors and, in 1990, executive vice president of Siderca. Mr. Rocca is an Italian citizen.

7) Mr. Jaime Serra Puche*. Mr. Serra Puche is chairman of SAI Consulting, and a director of The Mexico Fund, Inc, Grupo Modelo, Vitro and Chiquita Brands International. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen

8) Mr. Amadeo Vázquez y Vazquez*. Mr. Vázquez y Vázquez is president of Telecom Argentina, director Gas Natural Ban, S.A. and vice president of the Fundación Mediterránea. Mr. Vázquez y Vázquez served as Counsel of the Buenos Aires Stock Exchange and director of BBVA Banco Francés S.A. Mr. Vázquez y Vázquez is an Argentine citizen.

9) Mr. Guillermo F. Vogel. Mr. Vogel is vice chairman of Tamsa, vice chairman of the American Iron & Steel Institute and chairman of the North American Steel Council. In addition, Mr. Vogel is chairman of Grupo Collado, vicechairman of Estilo y Vanidad and a director of Amazonia, Instituto Latinoamericano del Fierro y el Acero, HSBC-Mexico. Mr. Vogel is a Mexican citizen.

* Independent directors

Each elected director will hold office until the next annual meeting of shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on May 24, 2006. We note, however, that the Extraordinary Meeting of Shareholders will consider an amendment to the Company’s Articles of Association whereby it is proposed that the Company’s annual meetings of shareholders be held on the first Wednesday of June of each year.

The Board of Directors of the Company met seven times during 2004. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6. AUTHORIZATION TO THE BOARD OF DIRECTORS TO DELEGATE THE DAY-TO-DAY MANAGEMENT OF THE BUSINESS TO ONE OR MORE OF ITS MEMBERS.

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed that the management of the Company’s day-to-day business be delegated to Mr. Paolo Rocca, Chairman of the Board of Directors and Chief Executive Officer of the Company.

7. BOARD OF DIRECTORS’ COMPENSATION

It is proposed that each of the Board of Directors’ members in office each receive an amount of US$50,000 as compensation for their services during the fiscal year 2005. It is further proposed that the Chairman of the Company’s Audit Committee receive an additional fee of US$60,000 and that the other Directors who are members of such Committee receive an additional fee of US$50,000.

8. APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR FEES

Based on the recommendation from the Company’s Audit Committee, the Board of Directors of the Company recommends a vote FOR the reappointment of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers as the Company’s independent auditors for the fiscal year ending December 31, 2005.

In addition, the Board of Directors recommends a vote FOR approval of an amount up to US$3,244,531 payable to the independent auditors as fees for audit and audit related services to be rendered during the fiscal year ending December 31, 2005. Such fees cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, and other audit-related services.

____________________________________

EXTRAORDINARY GENERAL MEETING

1.  AMENDMENT OF ARTICLE 9 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY BY THE ADDITION OF A SENTENCE CONFIRMING THAT THE BOARD OF DIRECTORS MAY APPOINT A SECRETARY AND ONE OR MORE ASSISTANT SECRETARIES TO THE BOARD OF DIRECTORS WHO NEED NOT BE A DIRECTOR.

Although the Board of Directors has the inherent power to appoint a secretary and one or more assistant secretaries, such authority is not specifically provided in the articles of incorporation. In order to facilitate recognition of the role of such secretaries in all jurisdictions in which the company engages in business, it is proposed to confirm the power of the Board of Directors to appoint one or more assistant secretaries and to determine their responsibilities, powers and authorities.

Article 9 of the Articles of Association, as amended, would read as follows:

“Article 9. Procedure. The board of directors shall elect a chairman from among its members and, if considered appropriate, one or several vice-chairmen and shall determine the period of their office, not exceeding their appointment as director.

The board of directors shall meet as often as required by the interests of the Company and at least four (4) times per year, upon notice by the chairman or by two (2) directors, either at the registered office or at any other place indicated in the notice, under the chairmanship of the chairman or, if the latter is prevented from attending, under the chairmanship of the (any) vice-chairman or of the director chosen among his colleagues.

The board of directors may deliberate and act validly only if a majority of its members in office are present in person or by proxy.

Board of directors meetings can be validly held by means of telephonic conference call, video conference or any other means genuinely allowing for the participation, interaction and intercommunication of the attending directors.

Any director who is prevented or absent may give a proxy in writing, telegram or facsimile, to one of his colleagues on the board to represent him at the meetings of the board and to vote in his place and stead.

All decisions shall be taken by a majority of votes of those present or represented; in case of a tie the chairman has a casting vote.

Written decisions, signed by all the directors, are proper and valid as though they had been taken at a meeting of the board of directors duly convened and held. Such a decision can be documented by several separate instruments having the same tenor, each signed by one or more directors.

The Board of Directors may appoint a secretary and one or more assistant secretaries and determine their responsibilities, powers and authorities. These secretaries and assistant secretaries need not be members of the Board of Directors.”

The Board of Directors believes that the proposed amendment to the Articles of Association is in the best interests of the Company and its stockholders and accordingly recommends a vote FOR this proposal.

2.- AMENDMENT OF ARTICLE 10 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY BY THE ADDITION OF A PROVISION AUTHORISING THE CERTIFICATION OF COPIES OR EXCERPTS OF THE MINUTES OF THE MEETINGS OF THE BOARD OF DIRECTORS AS WELL AS ANY OTHER DOCUMENT OF THE COMPANY BY THE SECRETARY OF THE BOARD.

Considering the Company’s reporting obligations to the different markets where its securities are listed and to the securities authorities to which it is subject and in order to facilitate the role of the secretary and assistant secretaries in such markets, it is proposed to allow the secretary or assistant secretary to certify copies of the minutes of the board of directors’ meetings, or excerpts thereof, as well as any other document of the Company.

Article 10 of the Articles of Association, as amended, would read as follows:

“Article 10. Minutes of the Board. The proceedings of the board of directors shall be set forth in minutes signed by the chairman of the meeting and the secretary, or by the majority of persons present at the meeting. The proxies shall be annexed thereto.

Copies of these minutes, or excerpts thereof, as well as any other document of the Company, shall be certified by two (2) directors or by the secretary of the board of directors or by any assistant secretary.”

The Board of Directors believes that the proposed amendment to the Articles of Association is in the best interests of the Company and its stockholders and accordingly recommends a vote FOR this proposal.

3. AMENDMENT OF ARTICLE 15 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY TO CHANGE THE DATE ESTABLISHED FOR THE ANNUAL GENERAL MEETING TO BE SET AT THE FIRST WEDNESDAY OF THE MONTH OF JUNE AT 11:00 HOURS.

Considering that the Company is listed in four different markets and in order to afford the Company’s shareholders of all four markets additional time to adequately review and consider the documents distributed for the annual meeting of shareholders, it is proposed to move the date established in the articles of association for this meeting, to the first Wednesday of June starting in 2006.

Article 15, as amended, would read as follows:

“Article 15. Date and Place. The annual general meeting shall meet each year ipso jure in the city of Luxembourg at the place indicated in the notices for meeting on the first Wednesday of June at 11.00 a.m. If said day is a legal or banking holiday, the meeting shall be held on the following business day.

The general meetings, including the annual general meeting, may be held in a foreign country whenever there occur circumstances of force majeure as determined by the board of directors in its discretion. In such event, the terms and conditions necessary to provide proper deliberations and publications will continue to be those provided for by the laws of Luxembourg.”

The Board of Directors believes that the proposed amendment to the Articles of Association is in the best interests of the Company and its stockholders and accordingly recommends a vote FOR this proposal.

4. AMENDMENT OF ARTICLE 16 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY TO ALLOW THE CONVENING OF SHAREHOLDER MEETINGS IN CASE THE SHARES OF THE COMPANY ARE LISTED ON A FOREIGN REGULATED MARKET, THE NOTICES SHALL, IN ADDITION, BE MADE IN ACCORDANCE WITH THE PUBLICITY REQUIREMENTS OF SUCH REGULATED MARKET.

In order to afford more flexibility to the Company in connection with the publicity of meetings of shareholders outside Luxembourg in the countries where the Company’s shares are listed, it is proposed that the Company may have the alternative (subject to applicable regulations) to either (i) publish the notice to convene the shareholders meeting in a leading newspaper having general circulation in the country of such listing or (ii) follow the market practices for the publicity of convening of meetings of shareholders in the country of such listing.

Article 16, as amended, would read as follows:

“Article 16. Notices of Meeting. The board of directors shall convene all general meetings.

The notices for any ordinary or extraordinary general meeting shall contain the agenda, the hour and the place of the meeting and shall be made by notices published twice (2) at least at ten (10) days interval and ten (10) days before the meeting in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette) and in a leading newspaper having general circulation in Luxembourg. In case the shares of the Company are listed on a foreign regulated market, the notices shall, in addition, (subject to applicable regulations) either (i) be published once in a leading newspaper having general circulation in the country of such listing at the same time as the first publication in Luxembourg or (ii) follow the market practices in such country regarding publicity of the convening of a general meeting of shareholders.

The Board of Directors believes that the proposed amendment to the Articles of Association is in the best interests of the Company and its stockholders and accordingly recommends a vote FOR this proposal.

5. AMENDMENT OF ARTICLE 19 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY TO INCLUDE A PROVISION AUTHORIZING THE SECRETARY OF THE BOARD OF DIRECTORS TO SIGN COPIES OR EXCERPTS OF THE SHAREHOLDERS MEETINGS.

Considering the Company’s reporting obligations to the different markets where its securities are listed and to the securities authorities to which it is subject, it is proposed to authorize the secretary of the board of directors to certify copies of the minutes of the shareholders’ meetings, or excerpts thereof, as well as any other document of the Company.

Article 19 of the Articles of Association, as amended, would read as follows:

“Article 19. Vote and Minutes. Resolutions at ordinary general meetings will be passed by majority vote, irrespective of the number of shares present or represented.

Extraordinary general meetings shall not validly deliberate on proposed amendments to the Articles of Association unless at least half of the share capital is present or represented. Resolutions as to amendments of the Articles of Association shall be voted if approved by a two-thirds majority of votes of the shareholders present or represented.

If the required presence quorum is not met, a second meeting may be convened by means of notices published twice, at twenty (20) days interval at least and twenty (20) days before the meeting in the Mémorial, Recueil des Sociétés et Associations, two newspapers having general circulation in Luxembourg and, in case the shares of the Company are listed on a foreign regulated market, the notices shall in addition be published once in a leading newspaper having general circulation in the country of such listing at the same time as the first publication in Luxembourg. The second meeting shall validly deliberate regardless of the quorum present or represented. Resolutions, in order to be adopted, must be carried by a two thirds majority of the votes of the shareholders present or represented.

The nationality of the Company may be changed and the commitments of its shareholders may be increased only with the unanimous consent of all the shareholders and bondholders, if any.

Minutes of the general meetings shall be signed by the members of the board of the meeting. Copies or excerpts of the minutes to be produced in court or elsewhere shall be signed by two (2) directors or by the secretary of the board of directors or by any assistant secretary.”

The Board of Directors believes that the proposed amendment to the Articles of Association is in the best interests of the Company and its stockholders and accordingly recommends a vote FOR this proposal.

____________________________________

Under the current Company’s Articles of Association, the next Annual General Meeting of Shareholders is required to be held on May 24, 2006. If the Extraordinary Meeting of Shareholders approves the amendment to the Company’s Articles of Association described in Item 2 of the agenda for the Extraordinary Meeting of Shareholders, the next Annual General Meeting of Shareholders will be held on June 7, 2006. A holder of shares who intends to present a proposal at the next Annual General Meeting must submit the proposal in writing to the Company at any of the offices indicated in the Notice not later than 4:00 P.M. (local time) on March 31, 2006, in order for such proposal to be considered for inclusion on the agenda for the 2006 annual general meeting of shareholders.

____________________________________

Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, are the Company’s independent auditors. A representative of the independent auditors will be present at the Meetings to respond to questions.

Cecilia Bilesio

Secretary of the Board of Directors

TENARIS PROXY CARD

AGENDA

Annual General Meeting

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the consolidated financial statements. Approval of the Company’s consolidated financial statements as of, and for the fiscal year ended, December 31, 2004.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the unconsolidated annual accounts. Approval of the Company’s unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2004.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors.

5.	Election of the Board of Directors’ members.

6.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

7.	Board of Directors’ compensation.

8.	Appointment of independent auditors and approval of their fees.

Extraordinary General Meeting

1.	Amendment of article 9 of the Articles of Association of the Company by the addition of a sentence confirming that the Board of Directors may appoint a secretary and one or more assistant secretaries to the Board of Directors who need not be a director.

2.	Amendment of article 10 of the Articles of Association of the Company by the addition of a provision authorizing the certification of copies or excerpts of the minutes of the meetings of the Board of Directors as well as any other document of the Company by the secretary of the board or any assistant secretary.

3.	Amendment of article 15 of the Articles of Association of the Company to change the date established for the annual general meeting to be set at the first Wednesday of the month of June at 11:00 hours.

4.	Amendment of article 16 of the Articles of Association of the Company to state that the convening of shareholder meetings in case the shares of the Company are listed on a foreign regulated market, the notices shall, in addition, be made in accordance with the publicity requirements of such regulated market.

5.	Amendment of article 19 of the Articles of Association of the Company to include a provision authorizing the secretary of the board of directors or any of its assistant secretaries to sign copies or excerpts of the Shareholders Meetings.

[TNRIS — TENARIS, S.A.] [FILE NAME: TNRIS2.ELX] [VERSION — (6)] [04/01/05 (03/28/05)]

DETACH HERE	TNRIS2

TENARIS, S.A.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Shares of Tenaris, S.A., of record April 18, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such American Depositary Shares, on the Resolutions at the Annual General Meeting and Extraordinary General Meeting of Shareholders of Tenaris, S.A. to be held at 46A, avenue J.F. Kennedy L-1855 Luxembourg, on Wednesday, May 25, 2005, at 11:00 a.m., or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Ordinary Shares represented by such ADR(s) will be voted by the Depositary FOR the Resolutions at the Meetings.

NOTE: If no instructions are received, or if they are improperly received, by the Depositary from any holder of ADRs by 3:30 p.m., New York time, on May 18, 2005, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying ordinary shares in favor of any proposals or recommendations of the Company, for which purposes the Depositary, shall issue a proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company.

In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 3:30 p.m., May 18, 2005.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF TENARIS, S.A.

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting and an Extraordinary General Meeting of Shareholders (the “Meetings”) of Tenaris, S.A. (the “Company”) will be held at 46A, avenue J.F. Kennedy L-1855 Luxembourg, on Wednesday, May 25, 2005, at 11:00 a.m., for the purposes set forth in the enclosed Notice of Meetings.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) for or against or to abstain from voting on the Resolutions, or any of them, to be proposed at the Meetings, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to abstain from voting on the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:30 p.m., May 18, 2005. Only the registered holders of record at the close of business on April 18, 2005, will be entitled to execute the attached Voting Instruction Card.

NOTE: If no instructions are received, or if they are improperly received, by the Depositary from any holder of ADRs by 3:30 p.m., New York time, on May 18, 2005, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying ordinary shares in favor of any proposals or recommendations of the Company, for which purposes the Depositary, shall issue a proxy to a person appointed by the Company to vote such shares in favor of any proposals or recommendations of the Company.

JPMorgan Chase Bank, N.A., Depositary

Dated: April 12, 2005

[TNRIS — TENARIS, S.A.] [FILE NAME: TNRIS1.ELX] [VERSION — (3)] [03/30/05 (03/28/05)]

DETACH HERE	TNRIS1

X	PLEASE MARK VOTES AS IN THIS EXAMPLE	TNRIS

TENARIS, S.A.

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETINGS.

Mark box at immediate right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE:Marking this box voids any other instructions indicated hereon.

Mark this box at right if an address change or comment has been noted on the reverse of this card.

Annual General Meeting of Shareholders
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Resolution 1				Resolution 5
Resolution 2				Resolution 6
Resolution 3				Resolution 7
Resolution 4				Resolution 8
Extraordinary General Meeting of Shareholders
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Resolution 1				Resolution 5
Resolution 2				Resolution 6
Resolution 3
Resolution 4

     Annual Report 2004

Cautionary statement.
Some of the statements contained in this Annual Report are “forward-looking statements”. Forward-looking statements are based on management’s current (February 2005) assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include, but are not limited to, risks arising from uncertainties as to future oil and gas prices and their impact on the investment programs by oil and gas companies.

Company profile

Tenaris is the leading manufacturer of seamless steel pipes for the world’s oil and gas industry. We also produce seamless steel pipes for boilers, heat exchangers, hydraulic cylinders, automotive, structural and other industrial applications and are the leading regional supplier of welded steel pipes for oil and gas pipelines in South America. Our customers include most of the world’s major oil and gas companies as well as a large number of engineering and industrial companies.

Domiciled in Luxembourg, we have manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and specialized R&D and proprietary global service and distribution networks. Our annual manufacturing capacity is 3.3 million tons of seamless and 850 thousand tons of welded pipes. With this infrastructure and our 16,500 employees, we focus on providing end-user customers a service that integrates manufacturing, procurement, distribution and on-time delivery of high quality products throughout the world.

We aim for long-term sustainable growth to reward our shareholders and to give opportunities for our employees. And since we recognize that much of our success results from the contribution of our local communities, we work hard to help them share in the opportunities that such success makes possible and to minimize the environmental impact of our activities on them.

Leading indicators

	2004	2003	2002

Sales Volumes (thousands of metric tons)

Seamless pipes	2,646	2,278	2,283
Welded pipes	316	355	585

Total steel pipes	2,963	2,633	2,868

Production Volumes (thousands of metric tons)

Seamless pipes	2,631	2,275	2,194
Welded pipes	366	346	561

Total steel pipes	2,997	2,621	2,755

Financial Indicators (millions of USD)

Net sales	4,136	3,180	3,219
Operating income	814	288	472
EBITDA(1)	899	602	667
Net Income before income tax and minority interest	1,025	286	444
Net income	785	210	94
Free cash flow (2)	-85	113	313
Capex	183	163	148

Balance Sheet (millions of USD)

Total assets	5,662	4,310	4,081
Total financial debt	1,259	834	716
Net financial debt	948	586	411
Total liabilities	3,001	2,348	2,201
Shareholders’ equity including minority interest	2,661	1,961	1,881

Per share / ADS data: (USD per share / per ADS)

Number of shares outstanding (3) (thousands of shares)	1,180,537	1,180,288	1,160,701
Earnings per share	0.66	0.18	0.17	(4)
Earnings per ADS	6.65	1.78	1.67	(4)
Dividends per share	0.11	0.10	—
Dividends per ADS	1.14	0.99	—
ADS Stock price at year-end	48.90	33.32	19.22

Number of employees	16,447	14,391	13,841

(1)	Defined as operating income plus depreciation and amortization charges taken before non-recurring losses and provisions relating to the litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd., and non-recurring gains derived from the Fintecna arbitration award.
(2)	Defined as net cash from operations (USD98 million, USD276 million, USD461 million in 2004, 2003 and 2002, respectively) less capital expenditures and investment in intangible assets (USD183 million, USD163 million and USD148 million in 2004, 2003 and 2002, respectively).
(3)	As of December 31.
(4)	See note 9 (ii) of the consolidated financial statements.

Chairman’s letter

Dear Shareholders,

Tenaris acquired a new dimension in 2004. Net sales exceeded USD 4 billion and EBITDA, excluding one-time gains, rose to the level of USD 900 million. Demand for our products and services has grown and several of our facilities established new production records during the year. Acquisitions in Romania and Venezuela have expanded our industrial structure and strengthened our global reach.

Global economic growth is driving higher global energy consumption. Consistently high oil prices are indicative of the constraints that have built up in the global energy production infrastructure which is affected by limited spare production capacity, declining rates of production from mature fields and the long lead times and extensive capital outlays required to develop major new production areas. High natural gas prices are also encouraging investment in developing reserves for major LNG projects. This points to a sustained multi-year period of higher investment levels as the oil and gas majors seek to replenish declining reserves, the Middle East national oil companies reestablish spare production capacity and the national oil companies from oilimporting countries seek to gain access to foreign reserves.

Much of this investment activity will take place in operating environments where the advanced product technology and integrated supply chain management services that Tenaris offers on a global scale are of particular value to our customers. We are developing new products designed to address, inter alia, the environmental challenges of operating in the Arctic region, the complex requirements of deepwater operations and the specific needs of the steam injection process used in the Canadian oil sands. By increasing our investment in research and development of these and other products designed for use in the most demanding fields, we are responding to the needs of the industry and reinforcing our competitive advantage. We also continue to extend our global network of service centers, supported by our increasingly integrated information technology platform, which allows us to serve our customers more effectively and overcome the logistical challenges of operating in remote and challenging areas.

Tenaris is well placed to grow further and enhance its competitive positioning in this favorable market environment. We continue to invest in the mills that make up our integrated global manufacturing network, not only to improve our cost competitiveness but also to increase the capacity of our industrial system to deliver the high value products that are increasingly demanded by our customers. During the year, we added new heat treatment capacity in Canada, Mexico and Italy and new premium joint threading capacity in Argentina and Nigeria. More recently, we inaugurated a new facility in Veracruz to meet growing demand from the NAFTA automotive market for machined tubular components.

In July, we completed the acquisition of Silcotub in Romania. We now have a mill in Eastern Europe ready to serve the local energy market and complement the activities of our Italian mill in providing high quality products for the European industrial and automotive sector. Silcotub adds valuable production capacity and human resources to our industrial system and marks a further step in the consolidation process through which Tenaris has grown into a global company.

In July, we also completed the acquisition of a controlling participation in an iron oxide reduction facility in Venezuela. This acquisition enhances the cost-competitiveness of our industrial operations by providing access to a secure source of low-cost, high quality raw material and further integrating our operations. In November, in consideration of the energy supply balance and outlook in Italy, we launched a project to install a new gas-fired power generation plant to secure energy at a more competitive cost for our mill in Italy, which will be built over the next two years.

Throughout the year, we faced continuous increases in our costs, but we were able to preserve and expand our margins thanks to the high quality of our products and services. Our earnings per share rose 269% to USD 0.665 per share (USD 6.65 per ADS). In addition to the strong growth shown in our operating results, our earnings benefited from our equity participation in Sidor, the Venezuelan steel manufacturer, which has been transformed into one of Latin America’s most competitive steel companies. They also benefited from the result of the arbitration award relating to the recovery of losses incurred in respect of the litigation brought against our Italian subsidiary Dalmine, which we settled in 2003. We are proposing to pay a dividend in June of USD 0.169 per share (USD 1.69 per ADS), an increase of 48% over that paid last year.

It has been a challenging year for our employees. They have responded extraordinarily well to the increased workload of a very demanding market. I want to thank all of them for their efforts and also express my thanks to our customers, suppliers and shareholders for their continuous support and trust in Tenaris.

February 23, 2005

Paolo Rocca

Business review

Market background and outlook

In 2004, a number of factors, including higher energy demand growth, declining production rates from developed reserves and persistently high oil and gas prices, led the oil and gas majors, the national oil companies and other oil and gas producers to increase their investment in exploration and production. Rig count levels have risen during the year with strong increases seen in North and South America, and, in the second half of the year, in the Middle East. The same factors are likely to persist throughout 2005, which should result in further increases in global exploration and production activity. In particular, activity is expected to increase in the Middle East, Canada, Venezuela, West African deepwater, the Caspian and the development of gas reserves associated with major LNG projects.

We estimate that global apparent consumption of seamless OCTG (oil country tubular goods) grew some 17% compared to 2003, and will grow further in 2005. Demand for other seamless products also increased contributing to an overall estimated increase in apparent consumption of seamless pipe products worldwide of some 12% in 2004 over 2003.

As a result of this strong market demand, selling prices for our seamless pipe products increased significantly over the course of the year and we were able to offset the effect of substantially higher raw material costs on our margins. Average selling prices and many of our raw material costs are expected to increase further in 2005.

Demand for our welded pipe products, which depend to a substantial extent on specific projects, particularly those for the construction of oil and gas pipelines in the regional market of our two welded pipe mills in South America, can vary significantly from year to year. Projects to extend the gas pipeline infrastructure in Brazil and to construct an oil pipeline to pipe oil from reserves in Rio de Janeiro state to refineries in Sao Paolo state were suspended in the second half of 2003, abruptly affecting demand for our products. In the second half of 2004, gas pipeline infrastructure project activity resumed in Brazil. In Argentina, after two years with no significant pipeline investment activity, projects to expand the capacity of the existing gas pipeline infrastructure are expected to commence during 2005. We currently have significant orders for a number of projects in Brazil, including a bauxite slurry pipeline project, which should result in substantially higher sales of welded pipes in 2005.

Assuming no major change in current conditions, we expect to register a significant increase in net sales for the second consecutive year and to maintain or further improve our current level of operating margins.

Summary of results

Our results reflect strong market demand and growth in our seamless pipe business, where we are the leading suppliers of seamless pipe products to the global energy industry. Net sales of our seamless pipes, which accounted for 79% of our total net sales, rose 37% and we were able to increase our seamless pipe selling prices sufficiently to offset the impact of higher raw material costs. In addition, we recorded a strong equity income gain from our investment in Sidor, the Venezuelan steel producer, where we have recently increased our participation. We also recorded a one-time operating income gain of USD 123 million following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, is required to compensate us for losses incurred in respect of litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd.

Excluding both the one-time gain recorded in 2004 in respect of the arbitration award and the related loss we recorded in 2003 in respect of the litigation settlement, operating income in 2004 rose 72% to USD 691 million, or 17% of net sales, compared to USD 402 million, or 13% of net sales, in 2003. On the same basis, operating income plus depreciation and amortization in 2004 rose 49% to USD 899 million, or 22% of net sales, compared to USD 602 million, or 19% of net sales, in 2003.

Free cash flow (net cash provided by operations less capital expenditures) during the year was a negative USD 85 million. Cash flow from operations was affected by a substantial increase in the cost of our seamless pipe inventories reflecting increases in raw material costs and an increase in business activity.

Capital expenditures in 2004 rose to USD 183 million, compared to USD 163 million in 2003, and is expected to increase significantly in 2005 due to our project to build a power generation facility at our mill in Italy, an acceleration of investment in finishing facilities to add capacity in high value products and investments in Silcotub which was acquired in 2004.

Net financial debt, excluding investments of USD 120 million in trust funds originally established in 2001 to support our Argentine operations, increased by USD 362 million to USD 948 million during 2004. The increase was used primarily to fund acquisitions –Silcotub, a seamless pipe mill in Romania and Matesi, an iron oxide reduction plant in Venezuela were acquired during the year–, payment of dividends and the investment in working capital.

Oilfield Services

We supply a comprehensive range of high quality seamless casing and tubing, premium connections and accessories for use in the most demanding oil and gas drilling and well completion activities. Using our unique network of manufacturing, customer service and R&D facilities, we focus on reducing costs for our customers through integrated supply chain management and developing industry-leading products.

Our new premium connection, TenarisBlue® and its Dopeless™ version, sets new standards in safe and environmentally friendly design by combining the highest level of sealability with a dope-free option. Industry acceptance of this breakthrough technology continues to grow. In April, we were awarded a multi-million dollar contract to provide TenarisBlue® Dopeless™ pipes and services to Statoil’s Snøhvit project in the Barents Sea, which is being developed under some of the most stringent environmental regulations in the world.

We provided TenarisBlue® Dopeless™ connections and auxiliary services to ConocoPhillips in its Stavanger yard in Norway, and to a number of major oil companies for use in their drilling programs. Shell, ExxonMobil, Saudi Aramco, Total, Petrobras, Husky, Talisman, Hocol, RepsolYPF and Pluspetrol are now using TenarisBlue® connections on projects in the North Sea, Middle East, Latin America, Canada, Russia and other countries around the world.

Our alliance with Sandvik, a world-leading producer of stainless and high-alloy steels, enables us to serve customers with an extended array of products suitable for very demanding projects, such as the Dolphin liquefied natural gas project in Qatar, the Tengiz oil production plant in Kazakhstan and offshore Libya.

As the value of our supply chain services gains increasing customer recognition, we provided total tubular coordination services for ConocoPhillips operations in Norway and supply chain services to other major customers, including Statoil, KerrMcGee in China and Shell and ExxonMobil in Nigeria. In Colombia and Ecuador, we opened new bases to assist Hocol, RepsolYPF and Encana and other customers in the region.

Through worldwide customer alliances, such as those established with ChevronTexaco and Agip, we are providing products and services to up and coming projects such as Kashagan, Karachaganak, TengizChevroil and ChevronTexaco’s Block 14 in Angola. We recently concluded an agreement with Austria’s OMV for its operations in Austria, Albania, Pakistan, Tunisia, Yemen, Australia and New Zealand.

We took significant steps during the year to enhance our industrial capacity and expand our geographic coverage. In July, we acquired control of Silcotub in Romania, improving our ability to serve customers in areas such as the Caspian Sea, Eastern Europe and the CIS, and, towards the end of the year, we completed a threading facility in Nigeria, which adds substantial local content to the products we offer in the country as well as adding flexibility to respond to changing requirements at short notice.

Pipeline Services

We supply an extensive range of tailor-made seamless pipes, complete with coatings and accessories for use in every operating environment –onshore, offshore and deepwater. Our focus is on the deepwater and ultra deepwater markets where we are a major player in the Gulf of Mexico, West Africa, United Kingdom and Scandinavia.

In 2004, we consolidated our sales and expanded our portfolio of offerings, which now includes flowlines, steel catenary risers, top tension risers, coating, bends, and other related products. This has had a strong effect in our key market areas, where we have been awarded important projects. These include Total’s offshore Angola projects, Dalia and Rosa Lirio; ChevronTexaco’s Lobito Tombocco, offshore Angola; Marathon’s Alvehim project in Norway, ConocoPhillips’s Saturn in United Kingdom and Gulfterra’s Constitution in the Gulf of Mexico.

Activity in shallow water operations in the North Sea region was depressed during the year. However, several fields have been passed from the majors to independent operators, so in the coming years, we can expect more activity with their participation. The most significant projects were Statoil’s Snøhvit and Ormen Lange developments. The huge Ormen Lange gas field is one of the most difficult offshore projects ever constructed. Winds and waves are stronger here than anywhere in the world at equivalent depths and the seabed is rocky and jagged, which challenged our technology team to create a pipe durable enough to withstand the extreme conditions. For Snøhvit we supplied a package of pipe for flowlines and risers, bends, and internal blasting service. Line pipe specification for the project was very demanding, because of DNV maritime rules. The pipe also had to possess extraordinary plastic deformation ability and pass rigorous Statoil requirements, which included impact testing at –30 C degrees to ensure performance in the Arctic environment.

In the Gulf of Mexico, activity was relatively slow and was driven mainly by the Independents. However, we remain involved throughout this region, including the deepest project –the export line for the Constitution field located at water depths of 8,000 feet. Tenaris won the contract in May and is now delivering the flowlines and steel catenary riser pipe and bends. We also supplied flowlines and risers for the Triton/Goldfinger project, a tie back to Dominion & Pioneer’s Devil’s Tower, and for the K2 project, which ties back to the Marco Polo field located 160 miles south of New Orleans.

Process & Power Plant Services

We provide comprehensive material planning and supply chain management services and on-time delivery of quality products to enable customers in the process and power plant industry meet the demanding needs of major refinery, petrochemical and power plant contracts.

Activity in the power generation sector was strong throughout 2004 led by China, where rapid economic growth and soaring domestic energy consumption is creating demand for new and upgraded power generation plants, LNG terminals and oil refineries. The trend is expected to continue well into 2005.

In process plant, the largest capital expenditures in the year were in the LNG industry. Having successfully concluded the Idku LNG project in Egypt, we are making preparations for new assignments in 2005. The plant was designed and constructed by Bechtel International and included two trains, or gas liquefaction processes. Tenaris supplied the pipes, fittings and flanges for the first train and the pipes for the second train. Through collaboration with the engineers and careful planning of the supply chain, we were able to meet all critical deadlines. LNG is a strategic market for Tenaris, so it was important to establish ourselves as a reliable supplier.

New projects in other of our downstream segments were hit by delays in investment decisions, possibly caused by uncertainty about the high oil and steel prices and concern about the impact on the return of those investments. The year also was characterized by a tight material supply situation due to the dramatic change in global demand for seamless tubular products. This environment made us take the opportunity to re-design the work process with our strategic customers. Extensive material planning in the early phases of projects helps to assure them of continued material availability. Currently, we are working to ensure our loyal customer base a fair allocation of the limited tonnage available. New ordering mechanisms are being developed that should result in greater leadtime and price reliability.

Industrial & Automotive Services

We provide a wide variety of seamless pipe products for industrial applications with a focus on segments such as automotive, hydraulic cylinders, construction machinery and architectural structures where we can add value with our specialist product development and supply chain management expertise. Sales are concentrated in Europe, particularly Italy where our mill has traditionally served this market, North America, where our sales have been growing from a low base, and Japan.

Our main market in Europe underwent a challenging year with continuing Euro appreciation, strong increases in the cost of raw materials and increased competition from low-cost producers in countries entering the European Union and other Eastern European countries. In this context, we concentrated on maintaining a reliable supply of pipes to our customers and authorized distributors under our strategy of adding value in the supply chain and securing customer loyalty. The acquisition in July of Silcotub, the Romanian seamless small-diameter pipe mill which has cold drawing facilities, will help us to maintain our market position at a time when many of our customers are establishing operations in Eastern European countries with lower labor costs. The most significant area of growth during the year has been in sales of cold-drawn tubes for mechanical parts and hydraulic cylinders used in earth moving equipment. The automotive industry remained weak throughout 2004, particularly in the European market. Nevertheless, our presence in this sector increased, especially in products using high quality seamless tubes, such as transmission components, drive shafts, and axles.

Our leadership position in the airbag market was further consolidated following the opening of our new component center in Mexico. The facility will manufacture airbag inflator vessels and automotive half-shaft components from seamless pipes. We also plan to manufacture tubular components for automotive stabilizer bars and CV joint cages at the plant. With these new products, we are promoting the use of tubular products instead of steel bars for greater user security and comfort and reduced fuel costs. Initial production capacity is 14.4 million pieces, which is expected to double in 2005.

Supplying the sophisticated tubular components our customers need requires advanced skills in designing and engineering. We are working with well-known international research centers to add to our capabilities in this area.

Argentina, Canada, Mexico and Venezuela

Argentina, Canada, Mexico and Venezuela, which are significant producers of oil and gas and where we are the sole local producers of seamless pipes, are important markets for Tenaris. We have developed strong ties with our customers based on supply chain management and just-in-time delivery services, which help to reinforce the local producer advantage.

In Argentina, investment in oil drilling activity remained strong during 2004, in spite of increased taxes on oil exports. New investment in gas wells, however, remained weak as a result of low gas prices. New oil and gas wells drilled during the year increased 4% over 2003, but still remained some 12% lower than the level recorded in 2001. After several years of recession, industrial activity, which grew by 11% during the year, continued the recovery seen in 2003 and contributed to an increase in sales of our seamless pipes of 16%.

In Canada, the average rig count levels remained similar to the previous year but demand for seamless OCTG rose, due to the greater depth of wells being drilled. Throughout the year, 159 additional wells were drilled that were deeper than 3,050 meters, and the market demanded more products with premium connections to accommodate the requirements. With technological improvements and higher oil prices making the recovery of oil from bitumen reserves increasingly attractive, there is considerable interest in exploiting Canada’s extensive oil sands reserves and Tenaris is well placed to take advantage of the growing SAGD market.

In February, we completed the purchase of the AlgomaTubes mill in Sault Ste. Marie, Ontario, and in July we invested in expanding the capacity of the heat treatment facilities to enhance pipe uniformity and strength. We also signed an agreement with QIT - Fer et Titane, Inc, to supply a limited quantity of round steel billets from its facilities in Sorel-Tracy, Quebec, which will help us to improve logistics during the winter season and increase production.

In Mexico, sales of seamless pipes reached record levels, increasing by 30% over the previous year, reflecting the strong growth in Pemex’s exploration and production spending over the past few years as well as increased activity in the industrial sector. Pemex continues to focus on its goal of increasing oil production to 4 million barrels a day and to increase gas production. Our just-in-time supply agreement with Pemex, which is our largest single customer, serves as a model for the industry.

In Venezuela, conditions following the general strike in 2003, which severely affected drilling activity, have improved significantly and sales of seamless pipes increased 50% in 2004 over the previous year in line with the increase in the average rig count. As one of the world’s largest oil producers with plans to increase output, Venezuela continues to be a key market for us. It will also be an important source of raw materials following the acquisition, together with Sidor, of an industrial facility located near our Tavsa mill in Ciudad Guayana for the production of pre-reduced hot briquetted iron, or HBI. This acquisition provides us a secure source of high-quality, low-cost raw materials for our seamless pipe operations.

Welded

The demand for our welded pipe products in regional markets started the year at very low levels following the suspension of large oil and gas pipeline infrastructure projects in Brazil in the second half of 2003 and the continuation of economic conditions in Argentina which have not encouraged investment in projects to expand the gas pipeline infrastructure in spite of energy shortages in the peak winter. Demand in Brazil picked up in the second half of the year when we completed deliveries for the Rio-Campinas gas pipeline and new project activity started to resume. In export markets, high freight costs eroded our competitive advantage but we completed deliveries to projects in Africa, North America and the Caribbean as well as to Shell’s Na Kika project in the Gulf of Mexico.

Indications for 2005 are for a better year. Demand is expected to increase in Brazil due to the launch of projects to extend the gas pipeline infrastructure. These projects include: Cacimbas-Vitória, Manati Onshore, Catu-Carmopolis Pilar, Coari-Manaus. Additionally, we have won an order from CVRD to supply pipes for a bauxite slurry pipeline. In Argentina, there are plans to expand the existing gas pipeline infrastructure system by building loops in the northern and southern systems following strong growth in energy demand.

Energy

Dalmine Energie, our Italian energy supply business, provides energy and energy services to customers in the Italian industrial, commercial and public sectors. The company offers tailormade packages that combine electricity, natural gas and energy services and other related products, such as energy hedging and risk management, on-site maintenance services and energy optimization advisory.

Started in 2000 shortly after the partial deregulation of the Italian energy business, Dalmine Energie has steadily increased sales and now has more than 1,000 customers purchasing 3 TWh of electricity and 650 million cubic meters of natural gas on a yearly basis.

As a leading energy supplier to the Italian industrial and commercial markets, Dalmine Energie has established successful partnerships with multinational companies like Coca Cola, Mc Donald’s, Bayer, Finmeccanica and Brembo, as well as many trade associations representing the bulk of the Italian energy-intensive industrial base. The basis for all these relationships is a commitment to be the single point of reference for all the energy needs of its customers.

Following the initial development of the core electricity and natural gas supply activities, much of the recent expansion has been focused on growing a portfolio of services that meets the needs of our customers. Examples of this strategy are the development of the energy appliances and networks maintenance service and the operation and maintenance of on-site power and cogeneration plants.

Dalmine Energie has been preparing itself for the launch on January 1, 2005 of the European Union Greenhouse Gas Emission Trading Scheme (EU ETS), the carbon dioxide emissions trading plan designed to help the EU meet its Kyoto commitments on climate change. In addition to meeting our own compliance standards, we are also advising clients on how to successfully adapt to the post-Kyoto world of emission trading and CO2 targets compliance.

Communities and environment review

Tenaris’s history is deeply entwined with that of the communities where it has its roots. As a longterm industrial project, the essential framework governing its relations with its communities was established many years ago. It departs from the deeply-held conviction of our founding family that the continuing strength of the Company depends on an active participation that links its own development to that of its suppliers, customers, employees, and the communities in which it resides.

This framework encompasses continuous commitments to promoting health and safety among employees, to minimizing the impact of operations on the environment, to maintaining transparent relations with suppliers, customers, employees and local communities, and to working with local authorities and non-governmental organizations to promote education and foster self-reliance.

This year we celebrated the 50th year of our operations in Campana and the occasion marked an excellent opportunity to showcase this industrial-based business philosophy to our community and the wider population in Argentina.

As a global company with a strong local focus, we employ a workforce of tremendous diversity. This requires strong integration of global and local functions, a high capacity to adapt to local conditions and a clear commitment of the Company’s values. Respect for cultural, gender and language differences is a guiding principle for relations among employees at all levels of the Company. This rich cultural diversity is represented in the varied nationalities of our 16,500 employees. The Company extends the benefits of its multicultural diversity to local communities through cultural programs, including art exhibits, seminars and other initiatives.

Tenaris is committed to improving the quality of life for those who live in the areas surrounding our plants. Working with local institutions, both public and private, to identify priorities and articulate actions, we help to build and equip schools, finance scholarships that reward academic excellence, sponsor cultural, sports and leisure events, improve local sanitation systems and promote employment.

In Veracruz, we focused efforts on a campaign to prevent cervical-uterine cancer and breast cancer, the leading causes of death in Mexico’s female population. The state of Veracruz has the fourth highest mortality rate for these diseases, and the numbers are growing. Tamsa A.C. launched a one-of-a-kind program in the industrial sector that goes beyond the obligatory national health services that are available to factory workers called “Health to the Beat of La Bamba” to evoke the melody and dance characteristics of Veracruz. In addition to diagnosis and the timely implementation of preventive measures, the program has helped to generate a new self-awareness in the women who have participated.

In Campana, we enhanced our traditional investment in education, which directly benefits almost two thousand young people annually through grants, internships and courses on computer technology and English, upgrading school facilities and teacher training, by starting a program called Sembrar, whose purpose is to facilitate the transition from school to work for recent graduates. Over the past year, fifty young people demonstrated responsibility and commitment to their studies and took first steps to overcoming poverty and hardship. After completing a fourmonth complementary training course offered in the plant’s training halls, students can elect to take a scholarship program for university or professional-level diplomas, or to continue their technical training at the plant in electro-mechanics, mechanics or industrial process management.We also invested in the San José Municipal Hospital, where we sponsored the startup of a data system especially designed for hospital management and various other initiatives.

In Italy, the Fondazione Dalmine underwrote and organized the planning and creation of an exhibit entitled “Dalmine; from the company to the City.” Held in the Teatro Sociale di Bergamo, the exhibit was visited by more than 21,000 people in a little over a month. The historic archives and library remain open to the public and can be viewed on the Foundation’s website, which receives an average of 1,000 hits a month. Together with the Comune di Bergamo, we are a founding partner of the Associazione per la Galleria d’Arte Moderna e Contemporanea di Bergamo (GAMeC), which supports innovation in national and international arts research, a basic element for the community’s social, economic and cultural development. In 2004, the Association sponsored five major exhibitions of works by 20th century artists, which received a combined total of 40,000 visitors. We also co-sponsored the Pedala Dalmine bicycling event with the Comune di Dalmine which attracted more than 2,000 cyclists. Proceeds from the event were donated to the association Polisportiva Handicappati Bergamasca that supports programs for physically challenged individuals.

Health, safety and environment

Following the introduction of our common Health, Safety and Environment (HSE) Policy in 2003, we started to develop the actions required for the implementation of an integrated HSE management system. The management system is based on the principles of sustainable development and follows the guidelines of international norms such as ISO 14000 and OHSA 18000, applying eco-efficiency and integral safety concepts in the whole system, from the product design and industrial investment up to the operational and logistic planning and execution. A system manual and level two General Procedures –suitable for application in our different facility locations each one with different context and legislation– have been put in place and a general chronogram for implementing the project has been established.

As part of our safety program, we work constantly to improve its safety performance concentrating on two levels. On one, we upgrade the physical conditions of the workplace by continuously investing in new technologies, infrastructure and maintenance. On another, we work on attitudes and behavior relative to safety. We do this through innovative programs that reward safe behavior and by holding weekly meetings with managers, safety staff and workers at each of our plants to discuss accidents and share ideas for improving safety. For the fourth consecutive year, safety indicators have improved and our lost-time accident incident rate declined by 22% over the level of 2003.

For the continuous improvement of our environmental performance, we constantly review our operations and those of our sub-contractors to maximize the efficiency in the use of energy and material resources, the recycling –both at our own facilities and by third parties– of by-products, and the minimization in the generation of waste, emissions and effluents.

We also participate in programs, collaborating with local institutions in the communities where we operate, in order to contribute to the development of conditions that enhance social inclusiveness. Tenaris is involved in activities related to global environmental issues, like climate change or persistent organic pollutants abatement –among others– mainly through active participation in local and international organizations, such as the International Iron & Steel Institute Environmental Committee, the “Consejo Empresario Argentino para el Desarrollo Sostenible” (local branch of the World Business Council for Sustainable Development) and others.

Snøhvit – Meeting the environmental challenge of the Arctic

Snøhvit is the first offshore development in the Barents Sea and the world’s northernmost liquefied natural gas project. New technology has allowed Statoil to develop this rich reserve of natural gas located 140 km off the coast of Hammerfest in traditional fishing grounds within the Arctic circle.

Tenaris is helping Statoil to satisfy the stringent environmental requirements set by the Norwegian authorities and to overcome the complex technical and operational challenges of the Snøhvit project by providing a combination of tubular technologies –TenarisBlue® Dopeless™ premium connections with carbon casing and 13 Cr and 25 Cr tubing. Snøhvit will be the first field worldwide where all casing and tubing is dope-free and for the first time dope-free connections were qualified for use on 25 Cr duplex steel. Statoil has highlighted that, in addition to its clear environmental benefits, the use of the TenarisBlue® Dopeless™ technology at Snøhvit should result in safer and more efficient operations. By eliminating the need for thread compounds, the technology simplifies rig operation preparation and reduces the number of handling operations offshore. Tenaris continues to work with Statoil to identify ways in which tubular technology can help meet the challenges of operating in one of the world’s most fragile environments.

Deepwater – Technology for the offshore frontier

The constant search for new oil and gas reserves has led to an increasing focus on deepwater activity –developments which occur at a minimum of 1,500 feet– particularly in areas such as the Gulf of Mexico, offshore Brazil and offshore West Africa. The exploitation of these reserves has been facilitated by the development of new technology.

Tenaris is at the forefront of developing pipes with the metallurgical and other properties required for the risers and flowlines used in the most demanding of deepwater and ultra-deepwater projects. For steel catenary and top tension risers, Tenaris applies sophisticated heat treatment processes, highly calibrated chemical compositions and precision welding techniques to achieve the optimum balance between fatigue-resistance, flexibility and weight. As a result of this technological expertise and a readiness to develop new solutions, Tenaris has been the tubular supplier of choice for ground-breaking deepwater projects such as Thunder Horse, Nakika, Bonga and Erha. With our extensive welding database and dedicated research facilities and our integrated manufacturing operation including advanced double jointing facilities, we will continue to develop the tubular technologies that help meet the challenges of operating in the most complex deepwater environments.

Alberta oil sands – Managing the tubular supply chain

Alberta’s oil sands contain the world’s second largest known oil reserve. An estimated 1.7 to 2.5 trillion barrels of oil resources, of which 177 billion are considered recoverable, are trapped in a complex mixture of sand, water and clay. The development of steam assisted gravity drainage (SAGD) technology is facilitating the development of this extensive reserve by enabling oil sands to be extracted in-situ.

Tenaris is helping Suncor to successfully develop its Firebag oil sands projects by providing various tubular associated supply chain management services in addition to supplying high quality pipes and premium connections manufactured at Canada’s only seamless pipe mill. By integrating the supply of tubular products with the special service of pipe slotting and seaming required for SAGD operations, transportation and material handling coordination on a just-in-time delivery basis and pipe running, Tenaris has managed to achieve significant cost savings for Suncor’s operations. As SAGD operations are repetitive, the onus is on suppliers like Tenaris to add value through reducing costs in the supply chain as well as through better products. With our global R&D network and our AlgomaTubes pipe manufacturing facilities in Sault Ste. Marie, we continue to work to develop specialized products for thermal in-situ operations and to optimize the tubular supply chain for our customers in their SAGD operations.

Campana – 50 years of industrial development

September 16, 2004 marked the 50th anniversary of the startup of operations at the Siderca seamless pipe mill in Campana, Argentina. The story of these 50 years reflects a continuous process of industrial development that embraces the employees, suppliers and community which sustain it.

Originally established to supply the domestic market, the Siderca mill is now one of the world’s most efficient and technologically advanced seamless pipe mills. Along the way, ever more qualified employment has been created, the quality of life in the community has gradually but steadily improved, the technology and skills required to make the most of individual talent and common progress have been incorporated and a network of small and medium enterprises have been integrated into the supply chain. Today in Campana, engineers are developing innovative products, which are changing operating practices all over the world. More than 75% of employees own their own homes and 90% of their children complete secondary education. More than 1,500 suppliers have the opportunity to expand their businesses and acquire the technology and know-how to allow them to compete in international markets. Tenaris continues to share the values that have sustained this industrial development and to invest in its operations worldwide to secure long-term growth and sustainable development.

Corporate governance

Tenaris has one class of shares, with each share having equal rights including the entitlement to one vote at our shareholders’ meetings. Our articles of association provide that the annual ordinary shareholders’ meeting, which approves the annual financial statements and appoints the board of directors, shall occur each year on the fourth Wednesday during the month of May.

Board of directors

Management of the Company is vested in a board of directors. Our articles of association provide for a board of directors consisting of at least three and at most fifteen directors. The board of directors is required to meet as often as required by the interests of Tenaris and at least four times per year. A majority of the members of the board constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present. In the case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms, as decided by the shareholders. The board of directors met seven times for the 2004 fiscal period. The annual shareholders’ meeting held on May 26, 2004 approved the appointment of nine directors, two of whom are independent directors.

Audit committee

Tenaris audit committee in 2004 was composed of three members, two of whom were independent directors. The independent members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. The audit committee has the duty to: (I) assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, the Company’s system of internal controls and the independence and performance of the Company’s independent auditors; (II) review material transactions between the Company and its subsidiaries with related parties to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries and (III) perform the other duties entrusted to it by the board of directors, particularly as regards relations with the independent auditor. The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it shall have direct access to the independent auditors as well as anyone in the Company and, subject to applicable laws, its subsidiaries. The audit committee has to report to the board of directors on its activities and the adequacy of the internal control system at least every six months, at the time the annual and semi-annual accounts are approved. For the 2004 fiscal year, the audit committee met four times and on each occasion presented its report to the board of directors.

Auditors

The annual accounts are audited by independent auditors, appointed by the annual ordinary shareholders’ meeting. The ordinary shareholders’ meeting shall determine their number and the term of their office, which shall not exceed one year. They may be reappointed and dismissed at any time. Price Waterhouse & Co. S.R.L. served as our auditors during the 2004 fiscal year and are proposed for reappointment. As part of their duties, they report directly to the audit committee.

Compensation

The compensation of the directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation of the directors and executive officers earned during 2004 amounted to USD 9.8 million.

Corporate governance standards

Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th 1915 on commercial companies) and our Articles of Association. As a Luxembourg company listed on the New York Stock Exchange (the “NYSE”), the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”), the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange”) and the Borsa Italiana S.p.A. (the “Italian Stock Exchange”), we are not required to comply with all of the corporate governance listing standards of these exchanges. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.

The following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which its shares trade. Our corporate governance practices may differ in non-material ways from the standards required by these exchanges that are not detailed here.

Non-management directors’ meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our Articles of Association require the holding of such meetings and we do not have a set policy for these meetings. Our Articles of Association provide, however, that the board shall meet as often as required by the interests of the Company and at least four times a year.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns directly to our independent directors.

Audit committee

Under NYSE standards, listed US companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Securities and Exchange Act of 1934. Foreign private issuers, such as Tenaris, must comply with this requirement by July 31, 2005. Our Articles of Association currently require us to have an audit committee composed of three members, two of which must be independent (as defined in the Articles of Association) and our audit committee complies with such requirements. We intend to have an audit committee entirely composed of independent directors (as defined by the SEC’s rules) on or before the July 31, 2005 deadline.

Under NYSE standards, all audit committee members of listed US companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or our Articles of Association.

Standards for evaluating director independence

Under the NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our Articles of Association requires the board to express such an opinion. In addition, the definition of “independent” under the rules of the exchanges on which our securities are listed differ in some non-material respects from the definition contained in our Articles of Association.

Audit committee responsibilities

Pursuant to our Articles of Association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, the Company’s system of internal controls and the independence and performance of the Company’s internal and independent auditors. The audit committee is required to review material transactions (as defined by the Articles of Association) between us or our subsidiaries with related parties and also perform the other duties entrusted to it by the board.

The NYSE requires certain matters to be set forth in the audit committee charter of US listed companies. Our audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to our equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee.

The Mexican Stock Exchange requires the audit committee of listed companies to review and provide advice to the board of directors on certain matters, including transactions that involve the purchase or sale of 10% or more of the listed company’s assets, the grant of guarantees involving liability for more than 30% of the value of the listed company’s assets, and any transaction with a value of more than 1% of the listed company’s assets. Our audit committee does not serve in this capacity.

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. We do not currently offer equitybased compensation to our directors, executive officers or employees, and therefore do not have a policy on this matter.

Disclosure of corporate governance guidelines

NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of corporate governance guidelines. Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them and therefore do not disclose them on our website.

Code of business conduct and ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of such a code of conduct. We, however, have adopted a code of conduct that applies to all directors, officers and employees that is posted on our website and which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers.

Chief executive officer certification

A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify the NYSE in writing after any of our executive officers becomes aware of any material noncompliance with any applicable provision of the NYSE’s corporate governance standards. In addition, after July 31, 2005 we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

Board of directors

Chairman and Chief Executive Officer	Paolo Rocca
Vice-President Finance	Guillermo Vogel
Lucio Bastianini (+)
Roberto Bonatti
Carlos Franck
Bruno Marchettini
Gianfelice Mario Rocca
Jaime Serra Puche (*)
Amadeo Vázquez y Vázquez (*)

Secretary	Cecilia Bilesio
(+) Mr. Bastianini passed away on March 1,, 2005 (*) Independent Members of the Audit Committee

Executive officers

Chief Executive Officer	Industrial Coordination Director
Paolo Rocca	Sergio Tosato

Chief Operating Officer	Planning Director
Alberto Valsecchi	Alberto Iperti

Chief Financial Officer	European Area Manager
Carlos Condorelli	Vincenzo Crapanzano

Commercial Director	Southern Cone Area Manager
Germán Curá	Guillermo Noriega

Supply Chain Director	Mexican Area Manager
Alejandro Lammertyn	Sergio de la Maza

Human Resources Director	Managing Director, Japanese Operations
Marco Radnic	Marcelo Ramos

Technology Director	Managing Director, Welded Pipe Operations
Carlos San Martín	Ricardo Soler

Information Technology Director	Procurement Director
Giancarlo Miglio	Renato Catallini

CONSOLIDATED
FINANCIAL STATEMENTS

As of December 31, 2004 and 2003
and for the years ended December 31, 2004, 2003 and 2002

Operating and financial review

This review of Tenaris’s results of operations and financial condition is based on, and should be read in conjunction with, the audited consolidated financial statements of Tenaris and the related notes included elsewhere in this annual report. It compares Tenaris’s results on a consolidated basis for the fiscal year ended December 31, 2004 with its results for the fiscal year ended December 31, 2003. Tenaris prepares its consolidated financial statements in conformity with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP and other national accounting standards.

Results of operations

The following table sets forth, for the periods indicated, selected financial data from our consolidated income statement and expresses our operating and other costs and expenses as a percentage of net sales.

SELECTED FINANCIAL DATA

(All amounts in USD thousands)
Year ended December 31	2004	%	2003	%	2002	%
Net sales	4,136,063	100.0%	3,179,652	100.0%	3,219,384	100.0%
Cost of sales	-2,776,936	-67.1%	-2,207,827	-69.4%	-2,169,228	-67.4%

Gross profit	1,359,127	32.9%	971,825	30.6%	1,050,156	32.6%
Selling, general and administrative expenses	-672,449	-16.3%	-566,835	-17.8%	-567,515	-17.6%
Other operating income and expenses	126,840	3.1%	-116,800	-3.7%	-10,764	-0.3%

Operating income	813,518	19.7%	288,190	9.1%	471,877	14.7%
Financial income (expenses), net	5,802	0.1%	-29,420	-0.9%	-20,597	-0.6%

Income before equity in earnings (losses) of associated companies, income tax and minority interest	819,320	19.8%	258,770	8.1%	451,280	14.0%
Equity in earnings (losses) of associated companies	206,037	5.0%	27,585	0.9%	-6,802	-0.2%

Income before income tax and minority interest	1,025,357	24.8%	286,355	9.0%	444,478	13.8%
Income tax	-220,376	-5.3%	-63,918	-2.0%	-207,771	-6.5%

Net income before minority interest	804,981	19.5%	222,437	7.0%	236,707	7.4%
Minority interest	-20,278	-0.5%	-12,129	-0.4%	-142,403	-4.4%

Net income	784,703	19.0%	210,308	6.6%	94,304	2.9%

Numbers in tables may not add due to rounding.

Sales volumes

The following table shows our sales volumes of seamless and welded pipe products.

(metric tons)

Sales volume	2004	2003	Increase/(Decrease)
North America	757,000	608,000	25%
Europe	679,000	617,000	10%
Middle East & Africa	421,000	365,000	15%
Far East & Oceania	412,000	366,000	13%
South America	377,000	322,000	17%
Total seamless pipes	2,646,000	2,278,000	16%
Welded pipes	316,000	355,000	(11%)
Total steel pipes	2,963,000	2,633,000	13%

Seamless pipes
Seamless pipes sales volume increased by 16% to 2,646,000 tons in 2004 from 2,278,000 tons in 2003. Sales volume in 2004 includes 71,000 tons produced at Silcotub, the Romanian seamless pipe mill that we acquired in July 2004, most of which were sold in Europe. Demand for our seamless pipe products increased in all regions led by higher demand from oil and gas customers and is expected to remain strong in 2005.

In North America, demand for our seamless steel pipe products increased due to higher exploration and production expenditure by Pemex, higher sales in Canada (related to an increased use of seamless pipes in oil and gas drilling activity resulting from the greater average depth of wells drilled), and higher sales to the NAFTA industrial and automotive market.

In Europe, the increase in sales was primarily due to the incorporation of sales of Silcotub’s products in the second half of the year, but also as a result of increased sales to oil and gas customers in the North Sea and Scandinavia, and in certain industrial segments such as automotive, hydraulic cylinders and construction machinery. Overall demand was affected, however, by slow growth in industrial activity and competition from low-cost producers in Eastern Europe.

In the Middle East and Africa, demand increased due to the development of gas projects in Egypt and higher oil and gas production activity in the Middle East. Activity is expected to continue to increase in this region as Saudi Arabia increases its production capacity and deepwater projects in West Africa begin production.

In the Far East and Oceania, demand increased due to stronger activity from the industrial sector in Japan and Korea and increased oil and gas drilling activity in Indonesia. Sales in China, our largest market in this region, remained stable.

In South America, demand increased due to higher sales in Venezuela, following the general strike which affected demand in 2003, and higher drilling and industrial activity in Argentina.

Welded pipes

Sales volume of welded pipes decreased by 11% to 316,000 tons in 2004 from 355,000 tons in 2003. This decrease reflects substantially lower sales in the local Brazilian market following continuing delays in implementing pipeline projects in the Brazilian market, which persisted throughout the first half, partially offset by higher sales to projects in the non-regional markets of Africa and North America. In the second half of 2003, incoming orders from pipeline construction projects in Brazil were effectively halted following delays in granting a requisite environmental permit for a gas pipeline and deliveries to the affected project were not resumed until the second half of 2004. Since then, orders for other pipeline projects in Brazil have also resumed.

Energy

Sales of electric energy in Italy remained stable at 3 TWh in 2004 as in 2003 and sales of natural gas increased by 30% to 652 million scm in 2004 from 503 million scm in 2003. The increase in sales of natural gas reflects the continuing expansion of the customer base and these sales are expected to continue to increase in 2005.

Net sales

The following table shows our net sales by business segment for the periods indicated:

(US$ million)

Net sales	2004	2003	Increase/(Decrease)
Seamless pipes	3,273.3	2,388.2	37%
Welded pipes	348.1	350.7	(1%)
Energy	417.9	333.2	25%
Others	96.8	107.5	(10%)
Total	4,136.1	3,179.7	30%

The following table indicates the distribution of our net sales by business segment for the periods indicated.

Percentage of net sales

Net sales	2004	2003
Seamless pipes	79%	75%
Welded pipes	8%	11%
Energy	10%	10%
Others	2%	3%
Total	100%	100%

Net sales in 2004 were 30% higher than in 2003, which primarily reflects strong growth in our seamless pipes business, and, to a lesser extent, continuing growth and the effect of currency appreciation on net sales at our energy business. Net sales in 2005 are expected to show a significant increase for a second consecutive year.

Net sales of seamless pipes rose by 37%, reflecting strong market demand for our products and the incorporation of
Silcotub in the second half of the year. Average selling prices for seamless pipes increased by 18% in 2004 compared to 2003, as strong market demand facilitated price increases, which were sufficient to compensate substantially higher raw material costs.

Net sales of welded pipes, which included USD 68 million in sales of metal structures made by our Brazilian welded pipe subsidiary in 2004 and USD 63 million of such sales in 2003, declined 1% as higher selling prices reflecting higher steel costs did not offset the reduction in sales volume.

Net sales of electricity and natural gas to third parties by Dalmine Energie increased by 25% reflecting the continued expansion of the business and the higher value of the Euro against the US dollar. Net sales of other goods and services, which in 2003 included USD 49 million of sales of products whose sales have been discontinued, decreased 10%. Excluding such discontinued sales, net sales of other goods and services increased by 65% due primarily to the addition of sales to third parties of pre-reduced iron produced at our recently acquired Venezuelan HBI plant and increased sales of sucker rods used in oil extraction.

Cost of sales

The following table shows our cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:

Cost of sales	2004	2003
Seamless pipes	63%	64%
Welded pipes	72%	78%
Energy	95%	95%
Others	56%	79%
Total	67%	69%

The decrease in cost of sales, expressed as a percentage of net sales, resulted primarily from an improvement in the gross margin recorded on the sales of seamless pipes and higher sales of seamless pipes as a proportion of total sales.

Cost of sales for seamless pipe products, expressed as a percentage of net sales, declined from 64% to 63% as higher prices and volume-related efficiencies offset substantial increases in raw material costs.

Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 72% from 78% due to a higher gross margin on the sale of welded pipes, the effect of which was partially compensated by higher logistics costs recorded in selling, general and administrative expenses, and the non-recurrence in 2004 of operating losses on the sales of metal structures included in this segment in 2003.

Cost of sales for energy products, expressed as a percentage of net sales, remained stable.

Cost of sales for other products, expressed as a percentage of net sales, decreased primarily due to the discontinuation of sales of low-margin, non-pipe steel products produced by third parties.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, declined, as a percentage of net sales, to 16.3% in 2004, compared to 17.8% of net sales during 2003, but rose in absolute terms to USD 672.4 million from USD 566.8 million. SG&A rose in absolute terms due to higher commission, freights and other selling expenses and higher labor costs included in SG&A. Commission, freights and other selling expenses rose due to higher seamless pipe sales volumes, a higher proportion of exports in welded pipe sales volumes, and higher freight costs.

Other operating income and expenses

We recorded a gain of USD 126.8 million in 2004, compared to a loss of USD 116.8 million in 2003. The result in 2004 included a gain of USD 123.0 million recorded following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, is required to compensate us for losses incurred in respect of litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd. In 2003, we recorded a loss of USD 114.2 million in respect of the litigation settlement. The pipes that gave rise to the litigation were manufactured and supplied by Dalmine S.p.A., an Italian subsidiary of Tenaris, prior to its becoming our subsidiary and Fintecna is the successor to the entity that sold Dalmine to Tenaris.

Net financial income and expenses

Net financial income totaled USD 5.8 million in 2004, compared to net financial expenses of USD 29.4 million in 2003. Net interest expenses increased to USD 32.7 million compared to USD 16.7 million in 2003, reflecting a higher net debt position and rising interest rates. However, Tenaris recorded a gain of USD 33.1 million on the fair value of its derivatives and net foreign exchange translations in 2004, compared to a loss of USD 16.2 million in 2003. This gain was due primarily to the impact of the devaluation of the US dollar against the other currencies to which we have a net foreign exchange exposure and currency hedging.

Equity in earnings of associated companies

Our share in the results of associated companies generated a gain of USD 206.0 million in 2004, compared to a gain of USD 27.6 million in 2003. This gain results predominately from our investment, held through Ylopa Serviços de

Consultadoria Lda. (“Ylopa”) and Consorcio Siderurgia Amazonia Ltd. (“Amazonia”), in Sidor, whose results have benefited from strong global demand and prices for steel products. The gain on this investment included (I) an ordinary gain of USD 73.0 million, (II) a non-recurring gain of USD 51.9 million, following the reversal of an impairment provision recorded on our investment in Amazonia in 2003, and (III) a non-recurring gain of USD83.1 million recorded in respect of Ylopa’s conversion of its convertible loan with Amazonia into equity, increasing our participation in Amazonia to 21.2% from 14.5% and our indirect participation in Sidor to 12.6% from 8.7%, and which reflects the difference between the value of the shares subsequently acquired pursuant to the conversion and the value of the loan that was converted.

Income tax

We recorded an income tax provision of USD 220.4 million during 2004, compared to USD 63.9 million in 2003. Excluding the effect of non-recurring factors, such as an adjustment on net deferred tax assets and liabilities following the reduction in the corporate income tax rate in Mexico that came into force this year, income tax provisions represented approximately 36% of income before income tax, equity in earnings of associated companies and minority interest. This compares with an equivalent rate of 40% in the previous year.

Minority interest

Minority interest showed a loss of USD 20.3 million in 2004 compared to a loss of USD 12.1 million in 2003. The subsidiaries of Tenaris in which there are significant minority interests include:

•	Confab Industrial S.A. (Confab), a Brazilian welded pipe manufacturer in which minority interests hold 61% of the total shares,

•	NKKTubes, a Japanese seamless pipe manufacturer in which minority interests hold 49% of the shares,

•	Tubos de Acero de Venezuela S.A., a Venezuelan seamless pipe manufacturer in which minority interests hold 30% of the shares, and

•	Matesi, a Venezuelan producer of pre-reduced hot briquetted iron, in which minority interests hold 49.8% of the shares.

The increased loss for minority interest in 2004 is due primarily to better results at Confab, whose results in 2003 were affected by a sharp decline in sales in the second half and losses on its sales of metallic structures, and NKKTubes, whose results reflected improved operating margins on its sales of seamless pipes.

Net income

Tenaris recorded net income of USD 784.7 million in 2004 compared to USD 210.3 million in 2003. Net income in 2004 included a one-time gain of USD 123.0 million recorded in respect of the Fintecna arbitration award and non-recurring income of USD 135.0 million in respect of our indirect equity investment in Sidor. Net income in 2003 included a loss, net of deferred income taxes, of USD 74.6 million incurred in relation to the litigation settled with the consortium led by BHP Billiton Petroleum Ltd. Excluding these gains and losses, net income in 2004 rose 85% to USD 526.7 million, compared to USD 284.9 million in 2003. In addition to higher operating income, higher equity earnings from our investment in Sidor and net financial income gains on foreign translation adjustments contributed to the improvement in net income.

Liquidity and capital resources

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2004, cash flows from operations and short-term borrowings were the principal sources of funding.

We believe that funds from operations and our access to external borrowing will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address shortterm changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists of cash and cash equivalents, which include highly liquid short-term investments and funds allocated to the trust. We manage our liquidity using funds from operations and funds borrowed under commercial lending arrangements. We primarily used these funds to finance our working capital and capital expenditure requirements, to make acquisitions and to distribute dividends to our shareholders.

We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. In addition to cash and cash equivalents, we hold other current investments totaling USD 119.7 million, which are primarily financial resources placed in trust funds. The trusts were established in 2001 with three-year terms solely to ensure that the financial needs for the normal development of the operations of some Argentine subsidiaries were met. As from January 1, 2005 the financial resources placed in these trusts have been contributed to two wholly-owned subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.).

We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in US dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs. As of December 31, 2004 US dollar denominated liquid assets represented 51.2% of total liquid financial assets. In addition, 19.8% of total liquid financial assets were held in Euros (“EUR”) to fund payment of a EUR denominated obligation which fell due in January 2005. Liquid financial assets as a whole (excluding current investments) were 5.5% of total assets compared to 5.8% at the end of 2003. For further information on our liquidity, please see note 18 to the consolidated financial statements included elsewhere in this annual report.

Historical cash flows

The following table shows our summary cash flows for the last three years:

Thousands of U.S. dollars	For the year ended December 31,
	2004	2003	2002
Net cash provided by operating activities	98,288	275,636	461,436
Net cash used in investing activities	(199,896)	(252,245)	(180,606)
Net cash provided by (used in) financing activities	165,010	(83,182)	(184,376)

Increase (decrease) in cash and cash equivalents	63,402	(59,791)	96,454
Effect of exchange rate changes	343	3,089	(5,732)
Cash and cash equivalents at the beginning of period	247,834	304,536	213,814

Cash and cash equivalents at the end of period	311,579	247,834	304,536

Operating activities

Net cash provided by operations during 2004 was USD 98.3 million compared to USD 275.6 million in 2003. Cash flow from operations was affected by a substantial increase in working capital of USD 621.2 million, reflecting:

•	an increase in inventories of USD 411.0 million, mainly due to substantial increases in raw material costs and an increase in business activity,

•	a net increase in trade receivables less customer advances and trade payables of USD 82.8 million, reflecting higher quarterly net sales,

•	and the payment of the first and second installments of the liability towards the consortium led by BHP Billiton Petroleum Ltd. (USD 116.9 million). A third and final installment on this liability of GBP 30.4 million (approximately USD 62.0 million) is due to be paid in December 2005 but we expect to receive the payment due from Fintecna of EUR 92.6 million (approximately USD 126.1 million) following the arbitration award prior to such payment.

Investing activities

Net cash used in investing activities in 2004 was USD 199.9 million, compared to USD 252.2 million in 2003. The main differences were as follows:

•	in 2004 we received dividends of USD 48.6 million on our indirect investments in Sidor, whereas in 2003 we made an indirect investment in Sidor in the form of a convertible loan of USD 31.1 million,

•	in 2004 USD 20.4 million held in trust funds was released upon the expiry of their term,

•	in 2004 we spent USD 183.3 million in capital expenditure compared to USD 162.6 million in 2003,

•	in 2004 we spent USD 97.6 million in acquisitions, including the acquisitions of controlling interests in a seamless steel pipe mill in Romania and a hot briquetted iron plant in Venezuela, compared to USD 65.3 million in 2003.

Our capital expenditure is expected to increase significantly in 2005 due to a project to build a power generation facility at our mill in Italy, an acceleration of investment in finishing facilities to add capacity in high value products, and investments in Silcotub which was acquired in 2004.

Net cash provided by financing activities was USD 165.0 million in 2004, compared to net cash used in financing activities in 2003 of USD 83.2 million. The variation reflects a higher increase in borrowings (USD 300.1 million in 2004 compared to USD 45.9 million in 2003) which in turn reflects lower net cash from operations and an increase in our cash and cash equivalents of USD 63.4 million.

Principal sources of funding

Funding policies

Our policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring our access to readily available sources of financing. We base our financing decisions, including the election of type, currency, rate and term of the facility, on prevailing market conditions and the intended use of proceeds.

Financial liabilities

Total financial debt increased by USD 425.7 million to USD 1,259.3 million from USD 833.7 million at December 31, 2003 due to an increase in borrowings, the consolidation of debt and other non-current financial liabilities acquired in investment activities and the effect of currency translation adjustments.

Our financial liabilities consist of bank loans, overdrafts, debentures and financial leases. These facilities are mainly denominated in US dollars and Euros. As of December 31, 2004 US dollar-denominated financial liabilities and Eurodenominated financial liabilities represented 42% and 36%, respectively, of total financial liabilities; in addition, a substantial proportion of our financial liabilities denominated in other currencies are swapped to the US dollar. For further information about our financial liabilities, please see note 19 to our consolidated financial statements.

The following table shows our financial liabilities as of the end of each of the last two years:

	2004	2003
Bank borrowings	903,224	572,705
Bank overdrafts	4,255	9,804
Debentures and other loans	341,701	236,437
Finance lease liabilities	10,162	14,705

Total borrowings	1,259,342	833,651

The nominal average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments.

	2004	2003
Bank borrowings	3.89%	2.94%
Debentures and other loans	3.48%	2.69%
Finance lease liabilities	2.99%	1.94%

The maturity of our financial liabilities is as follows:

	1 year	1 - 2	2 - 3	3 - 4	4 - 5	Over 5
At December 31, 2004	or less	years	years	years	years	years	Total
Financial lease	2,531	1,632	1,300	1,059	794	2,846	10,162
Other borrowings	836,060	183,460	116,543	51,660	25,158	36,299	1,249,180

Total borrowings	838,591	185,092	117,843	52,719	25,952	39,145	1,259,342

Tenaris’s current debt to total debt ratio increased to 0.67 as of December 31, 2004 compared to 0.55 as of December
31, 2003. We plan to extend the average maturity of our debt during 2005.

Principal borrowings

Significant borrowings obtained in previous years include a USD 150.0 million three-year syndicated loan obtained by Tamsa in 2003 and maturing in December 2006. The most significant financial covenants under the Tamsa loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur in additional indebtedness above agreed limits or pledges on certain assets and compliance with debt service ratios calculated on Tamsa’s financial statements.

Borrowings include loans for an outstanding principal value of USD 201.2 million secured over certain of the properties of Dalmine and Confab. Only one of these loans has covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios.

In January 2005, Dalmine repaid USD 65.4 million corresponding to a 7-year Euro-denominated bullet bond recorded under current bank borrowings.

At December 31, 2004 we were in compliance with all of our financial covenants. We believe that current covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive rates.

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7º
C1106ABG — Ciudad de Buenos Aires
Tel.: (54-11) 4850-0000
Fax: (54-11) 4850-1800
www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Price Waterhouse & Co. S.R.L.
by

Daniel A. López Lado
(Partner)

Buenos Aires, Argentina
February 23, 2005 except as to

Notes 34 and 35 which is as of March 28, 2005

Consolidated income statement

		Year ended December 31,
(all amounts in USD thousands, unless otherwise stated)	Notes	2004	2003	2002
Net sales	1	4,136,063	3,179,652	3,219,384
Cost of sales	2	(2,776,936)	(2,207,827)	(2,169,228)

Gross profit		1,359,127	971,825	1,050,156
Selling, general and administrative expenses	3	(672,449)	(566,835)	(567,515)
Other operating income	5 (i)	152,591	8,859	18,003
Other operating expenses	5 (ii)	(25,751)	(125,659)	(28,767)

Operating income		813,518	288,190	471,877
Financial income (expenses), net	6	5,802	(29,420)	(20,597)

Income before equity in earnings (losses) of associated companies, income tax and minority interest		819,320	258,770	451,280
Equity in earnings (losses) of associated companies	7	206,037	27,585	(6,802)

Income before income tax and minority interest		1,025,357	286,355	444,478
Income tax	8	(220,376)	(63,918)	(207,771)

Net income before minority interest		804,981	222,437	236,707
Minority interest (1)	27	(20,278)	(12,129)	(42,881)

Net income before other minority interest		784,703	210,308	193,826
Other minority interest (2)	27	—	—	(99,522)

Net income		784,703	210,308	94,304

Weighted average number of ordinary shares in issue (thousands)	9	1,180,507	1,167,230	732,936
Basic and diluted earnings per share (USD per share)	9	0.66	0.18	0.13

1.	Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial S.A., NKKTubes K.K. and Tubos de Acero de Venezuela S.A., as well as the participation at December 31, 2002, of minority shareholders of Siderca S.A.I.C., Dalmine S.p.A. and Tubos de Acero de México S.A. that did not exchange their participation).

2.	Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the date of the 2002 exchange offer. See note 28 (a).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		At December 31, 2004		At December 31, 2003
(all amounts in USD thousands)	Notes
ASSETS

Non-current assets
Property, plant and equipment, net	10	2,164,601		1,960,314
Intangible assets, net	11	49,211		54,037
Investments in associated companies	12	99,451		45,814
Other investments	13	24,395		23,155
Deferred tax assets	20	161,173		130,812
Receivables	14	151,365	2,650,196	59,521	2,273,653

Current assets
Inventories	15	1,269,470		831,879
Receivables and prepayments	16	374,446		165,134
Trade receivables	17	936,931		652,782
Other investments	18 (i)	119,666		138,266
Cash and cash equivalents	18 (ii)	311,579	3,012,092	247,834	2,035,895

Total assets			5,662,288		4,309,548

EQUITY AND LIABILITIES

Shareholders’ Equity			2,495,924		1,841,280
Minority interest	27		165,271		119,984
Non-current liabilities
Borrowings	19	420,751		374,779
Deferred tax liabilities	20	371,975		418,333
Other liabilities	21 (i)	172,442		191,540
Provisions	22 (ii)	31,776		23,333
Trade payables		4,303	1,001,247	11,622	1,019,607

Current liabilities
Borrowings	19	838,591		458,872
Current tax liabilities		222,735		108,071
Other liabilities	21(ii)	176,393		207,594
Provisions	23(ii)	42,636		39,624
Customers advances		127,399		54,721
Trade payables		592,092	1,999,846	459,795	1,328,677

Total liabilities			3,001,093		2,348,284

Total equity and liabilities			5,662,288		4,309,548

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

     The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity (all amounts in USD thousands)

	Statutory balances according to Luxembourg Law									Total at December 31,
				Other				Currency
	Share	Legal	Share	Distributable	Retained		Adjustments	translation	Retained
	Capital	Reserves	Premium	Reserve	Earnings	Total	to IFRS	adjustments	Earnings	2004	2003	2002
Balance at January 1,	1,180,288	118,029	609,269	96,555	201,480	2,205,621	(634,759)	(34,194)	304,612	1,841,280	1,694,054	875,401

Currency translation differences	—	—	—	—	—	—	—	4,174	—	4,174	309	(34,503)
Change in ownership in Exchange Companies (Note 28)	—	—	—	—	—	—	—	—	—	—	—	1,724
Capital Increase and Exchange Transaction (Note 28)	249	25	464	82	—	820	—	—	—	820	51,611	796,418
Dividends paid in cash	—	—	—	(96,555)	(38,498)	(135,053)	—	—	—	(135,053)	(115,002)	(39,290)
Net income	—	—	—	—	373,477	373,477	(373,477)	—	784,703	784,703	210,308	94,304

Balance at December 31,	1,180,537	118,054	609,733	82	536,459	2,444,865	(1,008,236)	(30,020)	1,089,315	2,495,924	1,841,280	1,694,054

The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25 (vi)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31,
(all amounts in USD thousands)	Notes	2004	2003	2002
Cash flows from operating activities
Net income		784,703	210,308	94,304
Depreciation and amortization	10 & 11	208,119	199,799	176,315
Provision for BHP proceeding	5 (ii) & 25 (i)	—	114,182	18,923
Fintecna arbitration award	25 (i)	(126,126)	—	—
Income tax accruals less payments	31 (ii)	44,659	(138,570)	174,478
Equity in (earnings) losses of associated companies	7	(206,037)	(27,585)	6,802
Interest accruals less payments, net	31 (iii)	16,973	(3,032)	4,780
Net provisions	22 & 23	11,455	(13)	(27,473)
Power plant impairment	25 (v) (i)	11,705	—	—
Result from disposition of investment in associated companies	5 (i)	—	(1,018)	—
Minority interest	27	20,278	12,129	142,403
Change in working capital	31 (i)	(621,187)	(107,156)	(100,842)
Currency translation adjustment and others		(46,254)	16,592	(28,254)

Net cash provided by operating activities		98,288	275,636	461,436

Cash flows from investing activities
Capital expenditures	10 & 11	(183,312)	(162,624)	(147,577)
Acquisitions of subsidiaries and associates, net of cash provided by business acquisitions		(97,595)	(65,283)	(15,107)
Cost of disposition of property, plant and equipment and intangible assets	10 & 11	12,054	5,965	14,427
Proceeds from sales of investments in associated companies		—	1,124	—
Convertible loan to associated companies		—	(31,128)	—
Dividends and distributions received from associated companies		48,598	—	—
Acquisitions of minority interest		—	(299)	—
Changes in trust fund		20,359	—	(32,349)

Net cash used in investing activities		(199,896)	(252,245)	(180,606)

Cash flows from financing activities
Dividends paid in cash		(135,053)	(115,002)	(39,290)
Dividends paid to minority interest in subsidiaries	27	(31)	(14,064)	(41,484)
Proceeds from borrowings		676,862	590,490	425,268
Repayments of borrowings		(376,768)	(544,606)	(528,870)

Net cash provided by (used in) financing activities		165,010	(83,182)	(184,376)

Increase / (Decrease) in cash and cash equivalents		63,402	(59,791)	96,454
Movement in cash and cash equivalents
At beginning of the year		247,834	304,536	213,814
Effect of exchange rate changes		343	3,089	(5,732)
Increase / (Decrease) in cash and cash equivalents		63,402	(59,791)	96,454

At December 31,		311,579	247,834	304,536

Non-cash financing activity
Fair value adjustment of minority interest acquired		—	(925)	—
Common stock issued in acquisition of minority interest		820	51,611	796,418
Conversion of debt to equity in subsidiaries		13,072	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Index to accounting policies (AP)

A	Business of the Company and basis of presentation
B	Group accounting
C	Foreign currency translation
D	Property, plant and equipment
E	Impairment
F	Intangible assets
G	Other investments
H	Inventories
I	Trade receivables
J	Cash and cash equivalents
K	Shareholders’ equity
L	Borrowings
M	Income taxes — Current and Deferred
N	Employee — related liabilities
O	Employees’ statutory profit sharing
P	Provisions and other liabilities
Q	Revenue recognition
R	Cost of sales and expenses
S	Earnings per share
T	Derivative financial instruments
U	Segment information
V	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

Accounting policies

The following is a summary of the main accounting policies followed in the preparation of these consolidated financial statements:

A      Business of the Company and basis of presentation Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies, as explained in Note 28. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of these holdings is included in Note 32.

At December 31, 2004, 2003 and 2002, the financial statements of Tenaris and its subsidiaries have been consolidated. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB. The Company has applied IFRS 3 for all business combinations that occurs after March 31, 2004. The consolidated financial statements are presented in thousands of U.S. dollars (“USD”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements were approved by Tenaris’s Board of Directors on February 23, 2005.

B	Group accounting

(1)	Subsidiary companies

The consolidated financial statements include the financial statements of Tenaris’s subsidiary companies. Subsidiary companies are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that the Company ceases to have control. The purchase method of accounting is used to account for the acquisition of subsidiaries.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris’s subsidiaries have been eliminated in consolidation. However, the fact that the measurement currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial income (expenses), net.

See Note 32 for the list of the consolidated subsidiaries.

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see AP B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies.

Tenaris’s investment in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) was accounted for under the equity method, as Tenaris has significant influence. At December 31, 2004, Tenaris holds a 14.5% of Amazonia. As explained in Note 25 (ii), as from February 15, 2005 Tenaris has increased its participation in Amazonia to 21.2%. See Note 12 for a list of principal associated companies.

C	Foreign Currency Translation

(1)	Translation of financial statements in currencies other than the measurement currency

IASB’s Standing Interpretation Committee’s interpretation number 19 (“SIC-19”) states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the Tenaris’s subsidiaries is the respective local currency. In the case of Siderca S.A.I.C. (“Siderca”), Tenaris’s subsidiary in Argentina, as well as Siderca’s Argentine subsidiaries, the measurement currency is the U.S. dollar, because:
•	Siderca and its subsidiaries are located in Argentina and its local currency has been affected by recurring severe economic crises;
•	Sales are mainly denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;
•	Prices of critical raw materials are settled in U.S. dollars; and
•	Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

In addition, Tenaris Global Services S.A. (“TGS”), TGS’s commercial network subsidiaries, and the intermediate holding subsidiaries of Tenaris use the U.S. dollar as their measurement currency, which reflects these entities’ cash flow and transactions being primarily determined in U.S. dollars.

Income statements of subsidiaries stated in currencies other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders’ equity as currency translation adjustments. In the case of a sale or other disposition of any such subsidiary, any accumulated translation difference would be recognized in the income statement as part of the gain or loss of the sale.

(2)	Transactions in currencies other than the measurement currency

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

D	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets acquired has been given.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs from the financing of relevant construction in progress is capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

Restricted tangible assets in Dalmine S.p.A. (“Dalmine”) with a net book value at December 31, 2004 of USD 6.2 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over their estimated useful economic lives. In cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount (see AP E).

E.	Impairment

Circumstances affecting the recoverability of tangible and intangible assets including investments in associated and in other companies may change. If this happens, the recoverable amount of the relevant asset is estimated. The recoverable amount is determined as the higher of the asset’s net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount. Management periodically evaluates the carrying value of its tangible and intangible assets for impairment. The carrying value of these assets is considered impaired when an other than temporary decrease in the value of the assets has occurred.

At December 31, 2004 no impairment provisions were recorded other than the one on the electric power generating facility, as explained in Note 25 (V)(I). The impairment provision recorded in previous years by Amazonia on its investment in Siderúrgica del Orinoco C.A. (“Sidor”), was reversed in 2004 and included in Equity in earnings (losses) of associated companies, as explained in Note 12.

F.	Intangible assets

1.	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s participation in acquired companies’ net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 15 years. Amortization is included in Cost of sales. See Note 33 for the impact of new IFRS as from January 1, 2005.

2.	Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris’ participation in acquired companies’ net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets, not to exceed 15 years. This income is included in Cost of sales. See Note 33 for the impact of new IFRS as from January 1, 2005.

3.	Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as selling, general and administrative expenses.

4.	Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended 2004, 2003 and 2002 totaled USD 26.3, USD 21.9 and USD 14.0 million respectively.

5.	Licenses and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G.	Other investments

Under IAS 39 “Financial Instruments: Recognition and Measurement”, financial assets have to be classified into the following categories: held-for-trading, held-to-maturity, originated loans and available-for-sale, depending on the purpose for which the investments were made. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or originated loan categories have to be included in the residual “available-for-sale” category. All of Tenaris’s Other investments, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, without considerating if they are technically available for disposition according to the terms of the underlying contracts.

The financial resources that were placed in trust funds up to December 31, 2004 have been contributed to two wholly owned subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.) as from January 1, 2005.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment.

Subsequent to their acquisition, available-for-sale financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

Investments in other companies in which Tenaris has less than 20% of the voting rights or over which Tenaris does not have significant influence, are reported at cost.

H.	Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods and goods in process based on management’s analysis of the aging.

I.	Trade receivables

Trade receivables are recognized initially at original invoice amount. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client’s difficulty to meet its commitments to Tenaris, it impairs the amounts due by means of a charge to the provision for doubtful accounts. Additionally, this provision is adjusted periodically based on management’s analysis of the aging.

J.	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K.	Shareholders’ equity

1.	Basis of presentation

The balances of the consolidated statement of changes in shareholders’ equity include:
•	The value of share capital, legal reserve, share premium, other distributable reserve and retained earnings in accordance with Luxembourg law;
•	The currency translation adjustments and retained earnings of Tenaris’s subsidiaries under IFRS;
•	The adjustment of the preceding items to value the balances by application of IFRS.

The combined consolidated statement of changes in shareholders’ equity for the year 2002 was prepared based on the following:

•	Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;
•	Changes in ownership in the Exchange Companies –as defined in Note 28– comprises the net increase or decrease in the percentage of ownership that Sidertubes –at that time Tenaris’s controlling shareholder– owned in these companies;
•	Dividends paid prior to the 2002 exchange offer (see Note 28) include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes’s assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

2.	Dividends

Dividends are recorded in Tenaris’s financial statements in the period in which they are approved by Tenaris’s shareholders, or when interim dividends are approved by the board of directors in accordance to the authority given to them by the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 25 (VI).

L.	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M.	Income taxes – Current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. A liability is recorded for tax benefits that were taken in tax return but have been not recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment –originated in both difference in valuation and useful lives considered by accounting standards and tax regulations–, inventories valuation, provisions for pensions and tax losses carry-forward. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N.	Employee-related liabilities

a.	Employees’ severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris’s Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees’ severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD 71.8 million at December 31, 2004 and USD 66.4 million at December 31, 2003.

b.	Pension obligations

Certain Tenaris officers are covered by defined benefit employee retirement plans designed to provide retirement, termination and other benefits to those officers.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates and amounts to USD 11.6 million and USD 8.6 million at December 31, 2004 and 2003, respectively. Actuarial gains and losses are recognized over the average remaining service lives of employees.

For its main plan, Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry a time limitation for their redemption. The investments are neither part of a particular plan nor segregated from Tenaris’s other assets, and therefore this plan is classified as “unfunded” under the IFRS definition. Benefits provided by this plan are in US dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who retired or were terminated before December 31, 2003. After this date, the benefits of this plan are calculated on a seven-year salary average.

Additionally, certain other officers and former employees of one of Tenaris subsidiaries are covered by a separate plan classified as “funded” under IFRS definition.

c.	Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O.	Employees’ statutory profit sharing

Under Mexican law, Tenaris’s Mexican subsidiaries are required to pay their employees an annual benefit calculated using a similar basis to the one used for the calculation of the income tax. Employees’ statutory profit sharing is provided under the liability method. The deferred liability within this provision amounts to USD 68.9 million at December 31, 2004 and USD 51.1 million at December 31, 2003 and it is included in Non current other liabilities. Temporary differences arise between the “statutory” bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

P.	Provisions and other liabilities

Provisions are accrued to reflect estimates of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris’s estimates of the outcomes of these matters and the advice of Tenaris’s legal advisors. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on Tenaris’s future results of operations and financial conditions or liquidity.

Q.	Revenue recognition

Sales are recognized as revenues when earned and realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, through the receipt of a purchase order; the sales price is known and arranged; delivery –as defined by the risk transfer provision of the sales contracts– has occurred, which may include delivery to the customer storage facility at one of the Company’s subsidiaries; and the collection is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:
•	Interest income: on an effective yield basis.
•	Dividend income from investments in other companies: when Tenaris’s right to collect is established.

R.	Cost of sales and expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to client orders are classified as selling, general and administrative expenses.

S.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. There were no potential ordinary shares outstanding at December 31, 2004, 2003 and 2002. See Note 9.

T.	Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included within the section “Financial Risk Management” below.

U.	Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: Seamless, Welded and other metallic products, Energy and Others. The secondary reporting format is based on a geographical location. Although Tenaris’s business is managed on a worldwide basis, Tenaris operates in five main geographical areas: South America, Europe, North America, Middle East and Africa, and Far East and Oceania.

V.         Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which differ in certain important respects from US GAAP. The significant differences at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are reflected in the reconciliation provided in Note 34 and principally relate to the items discussed in the following paragraphs:

1.	Purchase accounting difference affecting the acquisition of Tavsa

In connection with the acquisition of interests in Tavsa in 1998, Tenaris recognized under IFRS certain liabilities associated with the workforce reductions as of the date of the acquisition, which generated goodwill under IFRS. These liabilities did not met all recognition criteria under US GAAP and, therefore, the reconciliation of the net income shows the impact of the amortization of goodwill in 2002.

2.	Deferred income tax

Under IFRS, a temporary difference is originated by the excess of the accounting value of net assets, translated at historical exchange rates, over the taxable base translated using year-end exchange rates. Under US GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.

3.	Equity in investments in associated companies

Under IFRS, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the IFRS financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net loss adjustment of USD 55.0 million and USD 0.6 million for the years ended December 31, 2004 and 2002, respectively. Following is a description of the significant differences between IFRS and US GAAP as they relate to the Company’s equity investees:

(I) As explained in Notes 12 and 25 (II), Amazonia recorded an impairment provision on its investment in Sidor in previous years. During 2004 and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by Amazonia’s management, the impairment provision was reversed under IFRS. Under US GAAP, the impairment provision was instead allocated to the residual value of the fixed assets of Sidor and, consequently, was not reversed. Also, under US GAAP, Venezuela was considered a hyperinflationary country only until December 31, 2001 notwithstanding after that date Venezuelan Bolivar suffered a substantial depreciation against the US dollar. Accordingly, under US GAAP, the US dollar was used as Sidor’s functional currency until December 31, 2001.

(II) Under IFRS, Sidor accounted for the debt restructuring process carried out in fiscal year 2003 under IAS 39 and, accordingly, recorded a gain on restructuring. Under US GAAP, Sidor followed the provisions contained in SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”), which states that no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring.

(III) Under US GAAP the Company calculated the effect of the above mentioned adjustment on deferred income taxes.

4.	Unrecognized prior service costs

Under IFRS past service costs related to pension benefits are recognized over the remaining vesting period. Where benefits have already vested, past service costs are recognized immediately. Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

5.	Financial assets’ changes in fair value

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of income.

As explained in AP G, the Company has allocated certain investments in trust funds to the “available-for-sale” category as defined by IAS 39. Under US GAAP, the Company is carrying these investments at market value with material unrealized gains and losses, if any, included in shareholder’s equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in Other Comprehensive Income shall be reclassified into the Income Statement.

Specific identification was used to determine cost in computing realized gain or loss. For the purpose of assigning these investments to the categories specified in IAS 39, the Company considers available potential needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding securities at the time of purchase.

6.	Goodwill

Under IFRS, purchased goodwill is capitalized as an intangible asset, with a rebuttable presumption that its useful life does not exceed 20 years.

An impairment review of goodwill is required whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and annually if estimated useful life exceeds 20 years.

Under US GAAP, an investment recorded under the purchase method of accounting requires an estimation of the fair values of the underlying, separately identifiable assets and liabilities. Any excess of the cost of the investment over the fair value of acquired net assets is treated as goodwill.

As a result of the adoption of SFAS No. 142 “Goodwill and other intangible assets”, the Company assessed the goodwill for impairment. The impairment loss was presented as a cumulative effect of a change in accounting principle as of January 1, 2002.

Effective January 1, 2002 in accordance with SFAS No. 142, the Company ceased the amortization of goodwill under US GAAP.

7.	Cost of the 2002 exchange offer

Under IFRS, direct costs relating to an acquisition, including the cost of registering and issuing equity securities, are considered in determining the cost of acquisition.

Under US GAAP, in accordance with SFAS No. 141 “Business combinations”, costs of registering and issuing equity securities shall be recognized as a reduction of the fair value of the securities.

Financial risk management

1.	Financial risk factors

Tenaris’s activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. Tenaris’s subsidiaries use derivative financial instruments to minimize potential adverse effects on Tenaris’s financial performance, by hedging certain exposures.

I.	Foreign exchange rate risk

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain of Tenaris’s subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in US dollars.

Tenaris aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the US dollar. However, the fact that a number of subsidiaries have measurement currencies other than the US dollar can sometimes distort the result of these efforts as reported under IFRS.

II.	Interest rate risk

Dalmine and Tamsa have entered into interest rate swaps for long-term debt to partially hedge future interest payments, converting borrowings from floating rates to fixed rates.

III.	Concentration of credit risk

Tenaris has no significant concentration of credit risk from customers. Our single largest customer is Petroleos Mexicanos, or Pemex. Sales to Pemex, as a percentage of our total sales, amounted to 11% in 2004.

Tenaris has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. Tenaris maintains allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

IV.	Liquidity risk

Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

2.	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair values of derivative instruments included in Other liabilities and Receivables are disclosed in Note 24.

3.	Fair value estimation

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value less any estimated credit adjustments was considered.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Tenaris uses a variety of methods, including –but not limited to– estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information
2	Cost of sales
3	Selling, general and administrative expenses
4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)
5	Other operating items
6	Financial income (expenses), net
7	Equity in earnings (losses) of associated companies
8	Income tax
9	Earnings and dividends per share
10	Property, plant and equipment, net
11	Intangible assets, net
12	Investments in associated companies
13	Other investments –non current
14	Receivables –non current
15	Inventories
16	Receivables and prepayments
17	Trade receivables
18	Cash and cash equivalents, and Other investments
19	Borrowings
20	Deferred income tax
21	Other liabilities
22	Non-current provisions
23	Current provisions
24	Derivative financial instruments
25	Contingencies, commitments and restrictions on the distribution of profits
26	Ordinary shares and share premium
27	Minority interest
28	2002 Exchange Offer and other events with impact on minority interest
29	Business and other acquisitions
30	Related party transactions
31	Cash flow disclosures
32	Principal subsidiaries
33	Impact of New Accounting Pronouncements: International Financial Reporting Standards
34	Reconciliation of net income and shareholders’ equity to US GAAP
35	Other significant US GAAP disclosure requirements

Notes to the consolidated financial statements (In the notes all amount are shown in USD thousands, unless otherwise stated)

1 Segment information

Primary reporting format: business segments

		Welded and
		other
		metallic
	Seamless	products	Energy	Others	Unallocated	Total

Year ended December 31, 2004
Net sales	3,273,267	348,137	417,870	96,789	—	4,136,063
Cost of sales	(2,075,164)	(249,471)	(398,462)	(53,839)	—	(2,776,936)

Gross profit	1,198,103	98,666	19,408	42,950	—	1,359,127

Segment assets	4,322,982	510,669	121,846	610,162	96,629	5,662,288
Segment liabilities	2,430,935	313,600	122,046	134,512	—	3,001,093

Capital expenditures	149,326	23,276	1,438	9,272	—	183,312
Depreciation and amortization	185,118	12,665	3,554	6,782	—	208,119

Year ended December 31, 2003
Net sales	2,388,177	350,745	333,207	107,523	—	3,179,652
Cost of sales	(1,531,995)	(274,643)	(316,566)	(84,623)	—	(2,207,827)

Gross profit	856,182	76,102	16,641	22,900	—	971,825

Segment assets	3,434,547	370,260	105,629	217,846	181,266	4,309,548
Segment liabilities	1,959,274	252,993	91,982	44,035	—	2,348,284

Capital expenditures	129,405	24,245	5,380	3,594	—	162,624
Depreciation and amortization	180,855	10,896	3,706	4,342	—	199,799

Year ended December 31, 2002
Net sales	2,244,138	580,001	210,415	184,830	—	3,219,384
Cost of sales	(1,421,262)	(379,384)	(198,727)	(169,855)	—	(2,169,228)

Gross profit	822,876	200,617	11,688	14,975	—	1,050,156

Segment assets	3,388,977	365,743	41,155	122,045	163,978	4,081,898
Segment liabilities	1,860,338	223,240	49,909	67,574	—	2,201,061

Capital expenditures	110,739	27,053	5,623	4,162	—	147,577
Depreciation and amortization	162,444	7,669	2,768	3,434	—	176,315

Tenaris’s main business segment is the manufacture of seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for USD 86,721 in 2004, USD 62,755 in 2003 and USD 50,021 in 2002. Other transactions include sales of scrap and pipe protectors from the Others segment to Seamless units for USD 36,765, USD 37,647 and USD 22,269 in 2004, 2003 and 2002, respectively.

1 Secondary reporting format: geographical segments

	South		North	Middle East	Far East
	America	Europe	America	and Africa	and Oceania	Unallocated	Total

Year ended December 31, 2004

Net sales	824,800	1,236,795	1,140,326	524,874	409,268	—	4,136,063
Total assets	1,773,958	1,808,557	1,596,464	109,266	277,414	96,629	5,662,288
Trade receivables	143,731	346,628	295,896	81,369	69,307	—	936,931
Property, plant and equipment, net	728,468	635,939	737,507	4,645	58,042	—	2,164,601
Capital expenditures	83,003	29,694	64,845	2,257	3,513	—	183,312
Depreciation and amortization	89,934	68,432	41,986	35	7,732	—	208,119

Year ended December 31, 2003

Net sales	752,175	958,772	754,262	392,707	321,736	—	3,179,652
Total assets	1,326,569	1,193,960	1,310,471	90,699	206,583	181,266	4,309,548
Trade receivables	123,969	286,651	138,899	69,216	34,047	—	652,782
Property, plant and equipment, net	624,542	557,637	716,952	2,376	58,807	—	1,960,314
Capital expenditures	63,636	47,965	42,988	358	7,677	—	162,624
Depreciation and amortization	103,548	58,196	31,908	16	6,131	—	199,799

Year ended December 31, 2002

Net sales	956,382	829,744	577,279	511,119	344,860	—	3,219,384
Total assets	1,355,217	921,215	1,268,689	169,810	202,989	163,978	4,081,898
Trade receivables	208,313	145,863	123,572	145,681	29,820	—	653,249
Property, plant and equipment, net	624,115	471,580	784,104	2,556	51,882	—	1,934,237
Capital expenditures	73,121	39,985	25,628	2,551	6,292	—	147,577
Depreciation and amortization	83,344	48,078	39,913	23	4,957	—	176,315

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditure are based on the assets’ location. Allocation of depreciation and amortization is based on the related assets’ location.

The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany, Romania and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment includes Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

2 Cost of sales

	Year ended December 31,
	2004	2003	2002
Inventories at the beginning of the year	831,879	680,113	735,574
Plus: Charges of the year
Raw materials, energy, consumables and other movements	2,269,351	1,515,990	1,370,417
Services and fees	259,025	272,313	227,090
Labor cost	369,681	286,748	235,902
Depreciation of property, plant and equipment	174,880	171,896	154,794
Amortization of intangible assets	12,748	6,763	2,370
Maintenance expenses	82,323	54,335	50,234
Provisions for contingencies	994	3,802	4,307
Allowance for obsolescence	23,167	6,011	19,042
Taxes	3,088	4,273	3,160
Others	19,270	37,462	46,451

	3,214,527	2,359,593	2,113,767
Less: Inventories at the end of the year	(1,269,470)	(831,879)	(680,113)

	2,776,936	2,207,827	2,169,228

3 Selling, general and administrative expenses

	Year ended December 31,
	2004	2003	2002
Services and fees	121,269	129,237	101,566
Labor cost	157,114	134,769	117,975
Depreciation of property, plant and equipment	10,218	8,477	6,164
Amortization of intangible assets	10,273	12,663	12,987
Commissions, freights and other selling expenses	250,085	189,353	261,249
Provisions for contingencies	12,142	2,005	8,122
Allowances for doubtful accounts	7,187	5,704	6,387
Taxes	59,256	45,337	33,335
Others	44,905	39,290	19,730

	672,449	566,835	567,515

4 Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
	2004	2003	2002
Wages, salaries and social security costs	509,572	410,458	347,096
Employees’ severance indemnity (Note 21 (i)(a))	12,907	9,988	6,453
Pension benefits - defined benefit plans (Note 21 (i)(b))	4,316	1,071	328

	526,795	421,517	353,877

At year-end, the number of employees was 16,447 in 2004, 14,391 in 2003 and 13,841 in 2002.

5 Other operating items

	Year ended December 31,
	2004	2003	2002
(i) Other operating income
Reimbursement from insurance companies and other third parties	3,165	1,544	6,814
Net income from other sales	16,063	4,075	3,132
Net income from disposition of investments in associated companies	—	1,018	—
Net rents	1,362	2,222	2,414
Gain on government securities	—	—	5,643
Fintecna arbitration award, net of legal expenses (Note 25 (i))	123,000	—	—
Power plant — reimbursement from supplier (Note 25 (v)(i))	9,001	—	—

	152,591	8,859	18,003

(ii) Other operating expenses
Provision for BHP proceedings	—	114,182	18,923
Allowance for doubtful receivables	2,104	1,728	1,334
Power plant — impairment and associated charges (Note 25 (v)(i))	18,447	—	—
Miscellaneous	5,200	9,749	8,510

	25,751	125,659	28,767

6 Financial income (expenses), net

	Year ended December 31,
	2004	2003	2002
Interest expense	(46,930)	(33,134)	(34,480)
Interest income	14,247	16,426	14,201
Net foreign exchange transaction gains/ (losses) and changes in fair value of derivative instruments	33,127	(16,165)	11,567
Financial discount on trade receivables	—	—	(8,810)
Miscellaneous	5,358	3,453	(3,075)

	5,802	(29,420)	(20,597)

7 Equity in earnings (losses) of associated companies

	Year ended December 31,
	2004	2003	2002
Equity in earnings (losses) of associated companies (Note 12)	122,911	27,585	(6,802)
Convertible debt option Amazonia (Note 25 (ii))	83,126	—	—

	206,037	27,585	(6,802)

8 Income tax

	Year ended December 31,
	2004	2003	2002
Current tax	277,219	148,240	192,862
Deferred tax (Note 20)	(44,731)	(63,862)	26,426

	232,488	84,378	219,288
Effect of currency translation on tax base (Note 20)	(12,112)	(20,460)	25,266

Subtotal	220,376	63,918	244,554
Recovery of Income Tax (a)	—	—	(36,783)

	220,376	63,918	207,771

(a)	In 2002 Tamsa succeeded in an income tax claim against the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN 355.6 million (USD 36.8 million).

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2004	2003	2002 (b)
Income before tax and minority interest	1,025,357	286,355	444,478

Tax calculated at the tax rate in each country	268,488	99,060	184,201
Non taxable income / Non deductible expenses	(10,019)	(27,907)	(37,470)
Changes in the tax rates in Mexico	(25,886)	—	—
Effect of currency translation on tax base (a)	(12,112)	(20,460)	25,266
Effect of taxable exchange differences	10,742	13,367	79,362
Utilization of previously unrecognized tax losses	(10,837)	(142)	(6,805)

Tax charge	220,376	63,918	244,554

(a)	Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These gains and losses are required by IFRS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.

(b)	Does not include tax recovery of USD 36.8 million.

9 Earnings and dividends per share

(i) Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year.

	Year ended December 31,
	2004	2003	2002
Net income attributable to shareholders	784,703	210,308	94,304
Weighted average number of ordinary shares in issue (thousands)	1,180,507	1,167,230	732,936
Basic and diluted earnings per share	0.66	0.18	0.13
Dividends paid	(135,053)	(115,002)	—
Dividends per share	0.11	0.10	—

(II) As explained in Note 28 (a) the Sidertubes contribution and the exchange offer transaction took place in 2002. For purposes of comparison, the Company has calculated the pro forma earnings per share for year 2002 as if these transactions had taken place on January 1, 2002. Moreover, with respect to subsequent acquisitions and residual offers carried out during 2003 –see Note 28 (b)– the Company has calculated the pro forma earnings per share for year 2003 as if these transactions had all taken place on January 1, 2003. The pro forma earnings per share thus calculated are shown below:

	Year ended December 31,
	2004	2003	2002
	(Unaudited)
Net income attributable to shareholders	784,703	210,308	193,826
Weighted average number of ordinary shares in issue (thousands)	1,180,507	1,180,288	1,160,701
Basic and diluted earnings per share	0.66	0.18	0.17
Dividends paid	(135,053)	(115,002)	—
Dividends per share	0.11	0.10	—

10 Property, plant and equipment, net

	Land, building	Plant and	Vehicles,		Spare parts
	and	production	furniture and	Work in	and
Year ended December 31, 2004	improvements	equipment	fixtures	progress	equipment	Total

Cost
Values at the beginning of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817
Translation differences	6,938	87,970	2,520	2,107	643	100,178
Additions	11,547	10,744	2,509	133,193	5,165	163,158
Disposals / Consumptions	(3,928)	(16,587)	(4,521)	(1,258)	(828)	(27,122)
Transfers / Reclassifications	20,039	111,674	1,824	(135,293)	1,433	(323)
Increase due to business combinations	14,891	172,665	3,490	—	51	191,097

Values at the end of the year	353,416	5,397,991	118,193	84,942	19,263	5,973,805

Depreciation
Accumulated at the beginning of the year	112,693	3,378,536	89,222	—	6,052	3,586,503
Translation differences	1,836	37,514	1,773	—	135	41,258
Depreciation charge	14,246	162,726	7,497	—	629	185,098
Disposals / Consumptions	(603)	(11,083)	(3,567)	—	(17)	(15,270)
Transfers / Reclassifications	(24)	365	(348)	—	(83)	(90)

Accumulated at the end of the year	128,148	3,568,058	94,577	—	6,716	3,797,499

Impairment (Note 25 (v)(i))	—	(11,705)	—	—	—	(11,705)

At December 31, 2004	225,268	1,818,228	23,616	84,942	12,547	2,164,601

	Land, building	Plant and	Vehicles,		Spare parts
	and	production	furniture and	Work in	and
Year ended December 31, 2003	improvements	equipment	fixtures	progress	equipment	Total

Cost
Values at the beginning of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072
Translation differences	(7,736)	64,472	4,595	(1,353)	3,332	63,310
Additions	455	23,107	4,420	106,057	3,426	137,465
Disposals / Consumptions	(1,664)	(27,612)	(3,312)	(135)	(1,882)	(34,605)
Transfers	15,819	139,939	7,454	(160,237)	(2,164)	811
Increase due to business combinations	447	30,303	14	—	—	30,764

Values at the end of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817

Depreciation
Accumulated at the beginning of the year	98,616	3,228,390	82,139	—	5,690	3,414,835
Translation differences	843	9,248	2,474	—	977	13,542
Depreciation charge	7,519	165,403	6,769	—	682	180,373
Disposals / Consumptions	(921)	(24,255)	(2,243)	—	(1,221)	(28,640)
Transfers	6,636	(250)	83	—	(76)	6,393

Accumulated at the end of the year	112,693	3,378,536	89,222	—	6,052	3,586,503

At December 31, 2003	191,236	1,652,989	23,149	86,193	6,747	1,960,314

Property, plant and equipment includes interest capitalized for USD 19,686 and USD 19,159 for the years ended December 31, 2004 and 2003, respectively. During 2004 and 2003, Tenaris capitalized borrowing costs of USD 527 and USD 1,787, respectively

11 Intangible assets, net

	Information
	system	Licenses and		Negative
Year ended December 31, 2004	projects	patents	Goodwill (a)	goodwill (a)	Total

Cost
Values at the beginning of the year	88,802	10,490	142,904	(130,692)	111,504
Translation differences	3,850	579	164	(3,194)	1,399
Additions	20,022	132	—	—	20,154
Transfers / Reclassifications	2,657	(173)	—	—	2,484
Disposals	(747)	—	—	—	(747)

Values at the end of the year	114,584	11,028	143,068	(133,886)	134,794

Amortization
Accumulated at the beginning of the year	42,101	8,561	20,882	(14,077)	57,467
Translation differences	2,695	522	172	—	3,389
Amortization charge	21,600	1,105	9,350	(9,034)	23,021
Transfers/ Reclassifications	3,138	(887)	—	—	2,251
Disposals	(545)	—	—	—	(545)

Accumulated at the end of the year	68,989	9,301	30,404	(23,111)	85,583

At December 31, 2004	45,595	1,727	112,664	(110,775)	49,211

	Information
	system	Licenses		Negative
Year ended December 31, 2003	projects	and patents	Goodwill (a)	goodwill (a)	Total

Cost
Values at the beginning of the year	35,348	30,381	132,224	(126,735)	71,218
Translation differences	5,185	4,030	—	(2,944)	6,271
Additions	23,687	1,472	—	—	25,159
Transfers	24,582	(25,393)	—	—	(811)
Increase due to business acquisitions	—	—	10,680	(1,013)	9,667

Values at the end of the year	88,802	10,490	142,904	(130,692)	111,504

Amortization
Accumulated at the beginning of the year	15,573	16,152	11,997	(5,188)	38,534
Translation differences	2,391	3,509	—	—	5,900
Amortization charge	14,580	4,850	8,885	(8,889)	19,426
Transfers	9,557	(15,950)	—	—	(6,393)

Accumulated at the end of the year	42,101	8,561	20,882	(14,077)	57,467

At December 31, 2003	46,701	1,929	122,022	(116,615)	54,037

(a)	Corresponds to the Seamless segment

12 Investments in associated companies

	Year ended December 31,
	2004	2003
At the beginning of year	45,814	14,327
Translation differences	(21,094)	2,197
Equity in earnings (losses) of associated companies	122,911	27,585
Dividends and distributions received	(48,598)	—
Acquisitions	418	1,811
Sales	—	(106)

At the end of year	99,451	45,814

The principal associated companies are:

	Country of	Percentage of ownership and
Company	incorporation	voting rights at December 31,		Value at December 31,

		2004	2003	2004	2003
Consorcio Siderurgia Amazonia Ltd. (a)	Cayman Islands	14.49%	14.49%	76,007	23,500
Ylopa Serviços de Consultadoria Lda. (b)	Madeira	24.40%	24.40%	20,622	19,500
Condusid C.A.	Venezuela	20.00%	20.00%	2,375	2,708
Others				447	106

				99,451	45,814

(a)	The value at December 31, 2003 is net of an impairment provision of USD 51.9 million, prompted by the effect of negative conditions in the international steel markets, the recession in Venezuela, and the revaluation of the Venezuelan currency against the US dollar on the operations of its subsidiary Sidor, which are factors that led to the 2003 Restructuring. The impairment provision was reversed in 2004 due to better conditions in the economic environment market of Sidor, based on projections of future cash flows estimated by Amazonia’s management. See Note 25 (II).

(b)	At December 31, 2004 and 2003 the retained earnings of Ylopa Serviços de Consultadoria Lda. (“Ylopa”) totaled USD 77.1 million and USD 72.5 million, respectively.

13 Other investments – non current

	Year ended December 31,
	2004	2003
Deposits with insurance companies	11,315	9,866
Investments in other companies	12,702	12,855
Others	378	434

	24,395	23,155

14 Receivables – non current

	Year ended December 31,
	2004	2003
Government entities	4,064	2,239
Employee advances and loans	5,086	3,269
Tax credits	8,455	9,495
Trade receivables	1,112	5,966
Advances to suppliers	4,750	11,535
Ylopa Convertible Loan (Note 25 (ii))	121,955	33,508
Receivables on off-take Contract	7,338	13,419
Miscellaneous	11,777	1,348

	164,537	80,779
Allowances for doubtful accounts (Note 22 (i))	(13,172)	(21,258)

	151,365	59,521

15 Inventories

	Year ended December 31,
	2004	2003
Finished goods	526,623	360,190
Goods in process	256,203	158,918
Raw materials	196,141	111,988
Supplies	214,604	173,738
Goods in transit	143,021	74,788

	1,336,592	879,622
Allowance for obsolescence (Note 23 (i))	(67,122)	(47,743)

	1,269,470	831,879

16 Receivables and prepayments

	Year ended December 31,
	2004	2003
V.A.T. credits	82,580	34,225
Prepaid taxes	12,416	29,141
Reimbursements and other services receivable	33,306	11,782
Government entities	15,999	14,532
Employee advances and loans	8,281	13,660
Advances to suppliers	35,397	19,382
Other advances	21,222	18,472
Government tax refunds on exports	19,683	14,530
Fintecna arbitration award (Note 25 (i))	126,126	—
Miscellaneous	27,782	15,171

	382,792	170,895
Allowance for other doubtful accounts (Note 23 (i))	(8,346)	(5,761)

	374,446	165,134

17 Trade receivables

	Year ended December 31,
	2004	2003
Current accounts	877,213	605,119
Notes receivables	83,882	71,666

	961,095	676,785
Allowance for doubtful accounts (Note 23 (i))	(24,164)	(24,003)

	936,931	652,782

18 Cash and cash equivalents, and Other investments

	Year ended December 31,
	2004	2003
(i) Other investments
Trust funds	119,666	138,266

(ii) Cash and cash equivalents
Cash and short-term highly liquid investments	311,573	247,414
Time deposits with related parties	6	420

	311,579	247,834

19 Borrowings

	Year ended December 31,
	2004	2003
Non-current
Bank borrowings	372,275	299,965
Debentures and other loans	40,845	65,375
Finance lease liabilities	7,631	9,439

	420,751	374,779

Current
Bank borrowings	530,949	272,740
Bank overdrafts	4,255	9,804
Debentures and other loans	300,856	171,062
Finance lease liabilities	2,531	5,266

	838,591	458,872

Total Borrowings	1,259,342	833,651

The maturity of borrowings is as follows:

At December 31, 2004	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Financial lease	2,531	1,632	1,300	1,059	794	2,846	10,162
Other borrowings	836,060	183,460	116,543	51,660	25,158	36,299	1,249,180

Total borrowings	838,591	185,092	117,843	52,719	25,952	39,145	1,259,342

Significant borrowings obtained in previous years include a USD 150.0 million three-year syndicated loan obtained by Tamsa in 2003 and maturing in December 2006. The most significant financial covenants under the Tamsa loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur in additional indebtedness above agreed limits or pledges on certain assets and compliance with debt service ratios calculated on Tamsa’s financial statements.

Borrowings include loans for an outstanding principal value of USD 201.2 million secured over certain of the properties of Dalmine and Confab. Only one of these loans has covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios.

As of December 31, 2004 Tenaris was in compliance with all of its financial covenants. Management estimates that current covenants allow it a high degree of operational and financial flexibility and do not impair its ability to obtain additional financing at competitive rates.

In January 2005 Dalmine repaid USD 65.4 million corresponding to a 7-year Euro-denominated bullet bond recorded under current bank borrowings.

The nominal average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar equivalent outstanding principal amount of said instruments at December 31, 2004.

	2004	2003

Bank borrowings	3.89%	2.94%
Debentures and other loans	3.48%	2.69%
Finance lease liabilities	2.99%	1.94%

Breakdown of long-term borrowings by currency and rate is as follows:

Bank borrowings non current

Currency	Interest rates	Year ended December 31,

		2004	2003
USD	Variable	215,730	240,928
EUR	Variable	160,026	160,399
EUR	Fixed	9,794	—
JPY	Variable	48,170	—
JPY	Fixed	27,065	45,082
BRS	Variable	24,099	15,783
MXN	Variable	24,406	—

		509,290	462,192
Less: Current portion of medium and long-term loans		(137,015)	(162,227)

Total Bank borrowings non current		372,275	299,965

Debentures and other loans non current

Currency	Interest rates	Year ended December 31,

		2004	2003
EUR	Variable	70,811	66,156
USD	Variable	45,382	—
USD	Fixed	5,449	—

		121,642	66,156
Less: Current portion of medium and long-term loans		(80,797)	(781)

Total Debentures and other loans non current		40,845	65,375

The Debentures were issued on January 1998, at a face value of ITL100,000 million with interest linked to the 3-month Libor

Currency	Interest rates	Year ended December 31,

		2004	2003
EUR	Variable	573	3,777
EUR	Fixed	78	—
SGD	Fixed	9	—
JPY	Fixed	9,502	10,928

		10,162	14,705
Less: Current portion of medium and long-term loans		(2,531)	(5,266)

Total finance leases non current		7,631	9,439

The carrying amounts of Tenaris’s assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2004	2003
Property, plant and equipment mortgages	573,513	417,126

20 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country. The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2004	2003
At beginning of year	287,521	386,167
Translation differences	(926)	(17,157)
Increase due to business combinations	392	(1,925)
Income statement credit	(44,731)	(63,862)
Effect of currency translation on tax base	(12,112)	(20,460)
Deferred employees statutory profit sharing charge	(19,342)	4,758

At end of year	210,802	287,521

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Other (a)	Total at 2004

At beginning of year	232,791	52,637	132,905	418,333
Translation differences	6,449	94	2,076	8,619
Increase due to business combinations	—	—	392	392
Acquisition of minority interest in subsidiaries	20	276	(338)	(42)
Income statement (credit)/charge	(35,017)	10,446	(30,756)	(55,327)

At end of year	204,243	63,453	104,279	371,975

(a) Includes the effect of currency translation on tax base explained in Note 8

	Provisions and allowances	Inventories	Tax losses (a)	Other	Total at 2004

At beginning of year	(75,925)	(28,307)	(8,287)	(18,293)	(130,812)
Translation differences	(7,365)	(316)	(351)	(1,513)	(9,545)
Acquisition of minority interest in subsidiaries	(49)	—	—	91	42
Income statement charge/(credit)	20,710	(12,669)	(7,069)	(21,830)	(20,858)

At end of year	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)

(a) The tax loss carry-forwards arising from the BHP settlement is included under each voice that originated them.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2004	2003
Deferred tax assets	(161,173)	(130,812)
Deferred tax liabilities	371,975	418,333

	210,802	287,521

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2004	2003
Deferred tax assets to be recovered after more than 12 months	(31,869)	(20,385)
Deferred tax liabilities to be settled after more than 12 months	246,072	300,733

21 Other liabilities

		Year ended December 31,
(i)	Non-current	2004	2003
	Employee liabilities
	Employees’ statutory profit sharing	68,917	51,110
	Employees’ severance indemnity (a)	71,759	66,426
	Pension benefits (b)	11,578	8,569

		152,254	126,105
	Accounts payable – Settlement BHP (Note 25 (i))	—	54,691

	Other liabilities
	Taxes payable	8,757	8,345
	Miscellaneous	11,431	2,399

		20,188	10,744

		172,442	191,540

a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2004	2003
Total included in non-current Employee liabilities	71,759	66,426

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2004	2003	2002
Current service cost	9,999	7,291	4,518
Interest cost	2,908	2,697	1,935

Total included in Labor costs	12,907	9,988	6,453

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2004	2003	2002
Discount rate	4%	5%	5%
Rate of compensation increase	3%	4%	4%

b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2004	2003
Present value of unfunded obligations	16,478	12,134
Unrecognized actuarial gains (losses)	(4,900)	(3,565)

Liability in the balance sheet	11,578	8,569

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2004	2003	2002
Current service cost	571	381	255
Interest cost	875	637	584
Net actuarial (gains) losses recognized in the year	2,870	53	(511)

Total included in Labor costs	4,316	1,071	328

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2004	2003
At the beginning of the year	8,569	11,069
Transfers and new participants of the plan	1,244	(103)
Total expense	4,316	1,071
Translation differences	167	—
Contributions paid	(2,718)	(3,468)

At the end of year	11,578	8,569

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2004	2003	2002
Discount rate	7%	7%	7%
Rate of compensation increase	2%	2%	2%

		Year ended December 31,
		2004	2003
(ii)	Other liabilities – current
	Payroll and social security payable	86,189	61,900
	Accounts payable- BHP Settlement (Note 25 (i))	61,965	109,257
	Loan from Ylopa (Note 25 (ii))	—	10,590
	Liabilities with related parties	1,432	3,742
	Miscellaneous	26,807	22,105

		176,393	207,594

22 Non-current provisions

(i) Deducted from assets

Allowance for
doubtful accounts-
Receivables
Year ended December 31, 2004
Values at the beginning of the year	(21,258)
Translation differences	154
Reversals /Additional provisions (*)	154
Used (*)	7,778

At December 31, 2004	(13,172)

Year ended December 31, 2003
Values at the beginning of the year	(21,394)
Translation differences	(846)
Reversals /Additional provisions (*)	(3,547)
Used (*)	4,529

At December 31, 2003	(21,258)

(*) Includes effect of provisions on off–take credits, which are reflected in the Cost of sales.

(ii) Liabilities

Legal claims and
contingencies
Year ended December 31, 2004
Values at the beginning of the year	23,333
Translation differences	800
Increased due to business combinations	2,355
Reversals /Additional provisions	7,438
Used	(2,150)

At December 31, 2004	31,776

Year ended December 31, 2003
Values at the beginning of the year	33,874
Translation differences	2,990
Reversals /Additional provisions	(379)
Used	(13,152)

At December 31, 2003	23,333

23 Current provisions

(ii) Deducted from assets

	Allowance for	Allowance for other	Allowance for
	doubtful accounts-	doubtful accounts-	inventory
	Trade receivables	Other receivables	obsolescence

Year ended December 31, 2004
Values at the beginning of the year	(24,003)	(5,761)	(47,743)
Translation differences	(611)	(83)	(1,814)
Reversals /Additional provisions	(7,402)	(2,043)	(23,167)
Increase due to business combinations	(835)	(484)	(6,334)
Used	8,687	25	11,936

At December 31, 2004	(24,164)	(8,346)	(67,122)

Year ended December 31, 2003
Values at the beginning of the year	(25,333)	(5,997)	(51,621)
Translation differences	(1,321)	(327)	(1,626)
Reversals /Additional provisions	(5,282)	544	(6,011)
Used	7,933	19	11,515

At December 31, 2003	(24,003)	(5,761)	(47,743)

			Other claims and
	BHP Provision	Sales risks	contingencies	Total

Year ended December 31, 2004
Values at the beginning of the year	—	4,065	35,559	39,624
Translation differences	—	341	2,878	3,219
Reversals /Additional provisions	—	6,254	(556)	5,698
Used	—	(5,151)	(1,673)	(6,824)
Increase due to business combinations	—	—	919	919

At December 31, 2004	—	5,509	37,127	42,636

Year ended December 31, 2003
Values at the beginning of the year	44,066	4,259	25,628	73,953
Translation differences	6,015	715	4,885	11,615
Reversals /Additional provisions	5,995	3,087	3,099	12,181
Used (*)	(56,076)	(3,996)	(5,713)	(65,785)
Increase due to business combinations	—	—	7,660	7,660

At December 31, 2003	—	4,065	35,559	39,624

(*) In the case of BHP, the provision was reclassified into Other Liabilities (see Note 21) following the settlement agreement explained in Note 25 (i)

24 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed in Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:

	Year ended December 31,
	2004	2003
Contracts with positive fair values:
Interest rate swap contracts	192	—
Forward foreign exchange contracts	12,163	2,947
Commodities contracts	—	1,197
Contracts with negative fair values:
Interest rate swap contracts	(3,595)	(3,505)
Forward foreign exchange contracts	(3,749)	(2,937)
Commodities contracts	(283)	(1,592)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

				Fair Value
Notional amount				December 31,
(in thousands)		Swap	Term	2004	2003

EUR	111,975	Pay fixed/Receive variable	2005	(1,493)	(1,916)
EUR	22,608	Pay fixed/Receive variable	2007	(853)	(770)
MXN	275,000	Pay fixed/Receive variable	2007	(148)	—
EUR	1,488	Pay fixed/Receive variable	2009	(152)	—
EUR	6,956	Pay fixed/Receive variable	2010	(757)	(819)

				(3,403)	(3,505)

Exchange rate derivatives

		Fair Value
		December 31,
Currencies	Contract	2004	2003

USD/EUR	Euro Forward sales	(107)	(365)
USD/EUR	Euro Forward purchases	1,083	—
USD/EUR	Currency options and collars	—	(1,435)
JPY/USD	Japanese Yen Forward purchases	5,388	2,661
JPY/EUR	Japanese Yen Forward purchases	—	(83)
CAD/USD	Canadian Dollar Forward sales	(1,108)	(1,054)
BRL/USD	Brazilian Real Forward sales	(1,885)	6
ARS/USD	Argentine Peso Forward purchases	2,154	280
GBP/USD	Pound Sterling Forward purchases	3,449	—
USD/MXN	Mexican Peso Forward sales	(560)	—

		8,414	10

Commodities price derivatives

		Fair Value
		December
Contract	Terms	2004	2003

Gas call options	2004	—	(213)
Gas put options	2004-2005	(283)	(246)
Oil call options	2004	—	1,066
Oil put options	2004	—	(1,087)
Oil call options	2004	—	131
Oil put options	2004	—	(46)

		(283)	(395)

25. Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP Billiton (“BHP”) –see 25 (I) below–). Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 22 and 23) that would be material to Tenaris’s consolidated financial position or results of operations.

I. BHP litigation and arbitration proceeding against Fintecna

On December 30, 2003 Dalmine and a consortium led by BHP settled their litigation concerning the failure of an underwater pipeline. According to the terms of the settlement, Dalmine will pay BHP a total of GBP 108.0 million (USD 207.2 million), inclusive of expenses, which amount (net of advances previously made) is payable in three annual installments. The first two installments of GBP 30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP 30.4 million is due in December 2005. A Libor + 1% interest rate applies to the outstanding amounts.

The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV (“Tenet”) –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized– commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004 the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna is required to pay to Tenaris the sum of EUR 92.6 million (approximately USD 126 million). Under applicable rules of the International Chamber of Commerce, the award is binding on the parties and must be carried out without delay, although that requests for clarification or other petitions could delay compliance with the terms of the award. Income from this award is included in “Other operating income”.

II. Consorcio Siderurgia Amazonia, Ltd.

The financial restructuring of Sidor and Amazonia, an associated company of Tenaris which concluded during 2003 (the “2003 Restructuring”), entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Tenaris had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, which are due to expire in the third quarter of 2005.

During 2003, as part of the 2003 Restructuring, Tenaris acquired a 24.4% equity stake in Ylopa, a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD 32.9 million, primarily in the form of debt. As a result of the consummation of the 2003 Restructuring, Ylopa (a) became Sidor’s creditor (in a “Participation Account Agreement”) of a non-interest bearing loan, payable if and when Sidor reaches certain financial goals defined as “excess cash”, and (b) received debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa’s choice (“the convertible debt instrument”), which were valued by these companies at their respective fair value.

On February 3, 2005 Ylopa exercised its option to convert its convertible debt instruments into Amazonia’s common stock. In connection with this conversion, Tenaris recorded a gain of USD 83.1 million. In determining the value of the debt instruments, management considered the information available provided by Amazonia, comprising the financial statements of Amazonia and the discounted cash flow projections prepared for purposes of assessing the impairment of Amazonia’s investment in Sidor. Both values do not differ significantly.

As a result, Tenaris’s participation in Amazonia increased from 14.5% to 21.2%, thereby increasing its indirect participation in Sidor from 8.7% to 12.6%.

The 2003 restructuring set forth a mechanism for Sidor to repay its debts under the “Participation Account Agreement” whereby Ylopa is entitled to receive its percentage of the participation of Sidor’s excess cash (determined in accordance with a specific formula). Sidor had been distributing excess cash to Ylopa on a semiannual basis starting October 2003. As from January, 2005 Sidor will distribute excess cash on a quarterly basis. During the year ended December 31, 2004 Tenaris obtained USD 38.0 million from Ylopa related to Sidor’s excess cash.

III. Tax claims

Conversion of tax-loss carry-forwards

On December 18, 2000 the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP 59.4 million (approximately USD 20.3 million) at December 31, 2004 in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Application of inflation adjustment procedures

In their respective tax returns for the year ended December 31, 2002 Siderca and Siat S.A. (another subsidiary of Tenaris domiciled in Argentina) used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law to reflect the impact of inflation on their monetary positions. The application of such procedure, however, had been suspended in March 1992 following the introduction of the convertibility regime that pegged the Peso to the United States dollar at a fixed rate of ARP 1=USD 1 and was not reinstated after the termination of the convertibility regime.

Both subsidiaries have (I) started legal proceedings objecting to the constitutional grounds for the above mentioned suspension (on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable) and (II) obtained an injunction that prevents the tax authorities from summarily executing their claim while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains a provision for the full potential tax liability on the alleged artificial gains plus statutory interest, but excluding fines or any other potential punitive charges. At December 31, 2004 the provision totaled ARP 80.3 million (USD 27.5 million).

On October 29, 2004 Siderca applied to join the promotional regime established by Argentine Law No. 25.924 and committed to dismiss the legal proceedings described in the previous paragraphs if and only if the benefits of such regime are received by Siderca. On February 11, 2005 Argentine Government approved these benefits. For this reason, Siderca has to pay its liability. No charges arose from this payment, as Tenaris had previously recorded a provision for this claim as described above.

IV. Other proceedings

Dalmine is currently subject to eleven civil proceedings and three former Dalmine managers are subject to a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 civil parties related to the above consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 21 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR 9.4 million (USD 12.8 million).

V. Commitments

The following are the Company’s main off-balance sheet commitments:

a. Tenaris entered into an off-take contract with Complejo Siderúrgico de Guayana C.A. (“Comsigua”) to purchase on a take-or-pay basis 75,000 tons of hot briquetted iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders’ agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris has paid –on average– higher than market prices for its HBI and according to the original contract has accumulated a credit. During the year ended at December 31, 2004 Tenaris paid lower-than-market prices for its HBI purchases, which resulted in a decrease to the previously recorded amount and lower cost of sales.

In connection with Tenaris’s original 6.9% equity interest in Comsigua, Tenaris paid USD 8.0 million and agreed to cover its share of Comsigua’s cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD 11.7 million (USD 3.2 million outstanding as of December 31, 2004) in support of the USD 156 million (USD 42.5 million outstanding as of December 31, 2004) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD 1.5 million, representing its share of a shortfall of USD 14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD 5.3 million. Comsigua’s financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

b. In August 2001, Dalmine Energie S.p.A. (“Dalmine Energie”) entered into a ten-year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take-or-pay conditions until October 1, 2011. The outstanding value of the contract at December 31, 2004 is approximately EUR 588.0 million (USD 800.9 million).

c. Under the Gas Release Program enacted by Eni S.p.A., Gas and Power Division, in August 2004, Dalmine Energie increased its availability of natural gas for the period from October 1, 2004 to September 30, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR 230.0 million (USD 313.3 million), based on prices prevailing as of December 2004. Dalmine Energie has also obtained, at the Italian border, the necessary capacity on the interconnection infrastructure to transport the natural gas to Italy for the period of the gas supply.

d. Under a lease agreement between Gade Srl (Italy) and Dalmine, entered into in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine’s former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR 8.3 million (USD 11.3 million). Up to the date of these financial statements, the auction has not yet been announced.

e. On October 24, 2003 Tenaris’s subsidiaries Siderca and Generadora del Paraná S.A. (“Generadora”), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris committed to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on an annual basis. In December 2003, Generadora transferred all of its assets and the rights arising from the purchase agreement with Repsol-YPF to Siderca. Considering its Campana facility and the facilities received from Generadora, Siderca has an annual estimated gas consumption of 800 million cubic meters. At December 31, 2004 the parties to the joint agreement had fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the takeor- pay provisions have ceased to exist.

f. On April 27, 2004 Tenaris Financial Services S.A., a subsidiary of the Company, made a deposit of USD 10.0 million at Bank San Paolo IMI S.p.A. as collateral for a financial transaction between the mentioned bank and Siderca, another Tenaris subsidiary, generating a restriction on the availability of such funds.

g. In July 2004, Tenaris’s subsidiary Matesi Materiales Siderúrgicos S.A. (“Matesi”) entered into a twenty-year agreement with C.V. G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The agreement establishes a start-up period until June 2005 for which the take-or-pay conditions will not be in force. The outstanding value of the contract at December 31, 2004 is approximately USD 75.2 million.

h. On August 20, 2004 Matesi entered into a ten-year offtake contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis.

i. In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolás, Argentina, during the routine maintenance of the equipment. GE Energy, the generator’s manufacturer, assumed the repairs costs of the generator estimated in USD 9.0 million. Tenaris recognized a Receivable with the manufacturer for the cost of the repairs. The Company impaired the value of these assets under Property, plant and equipment for USD 11.7 million. The reparation is expected to be completed by September 2005. In addition, Tenaris recorded a loss of USD 6.7 million due to commitments to deliver steam vapor and gas and the related penalties.

j. On September 16, 2004 Tenaris’s board of directors approved an investment to construct a gas-fired 120 MW combined heat and power plant in Dalmine, Italy, with an estimated cost of approximately EUR 109 million (USD 148 million). This investment is expected to improve the competitiveness of Tenaris’s Italian seamless pipe operations by reducing its energy costs and securing a reliable source of power.

VI. Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2004 the Company has created this reserve in full. Shareholders’ equity at December 31, 2004 under Luxembourg law and regulations comprises the following captions:

Year ended December 31	2004
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Other distributable reserves	82
Retained earnings	536,459

Total shareholders equity according Luxembourg law	2,444,865

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations. At December 31, 2004 the distributable reserve and retained earnings of Tenaris under Luxembourg law totaled USD 536.5 million, as detailed below:

Year ended December 31	2004
Distributable reserve and retained earnings at December 31, 2003 under Luxembourg Law	298,035
Dividends and distribution received	292,589
Other income and expenses for the year 2004	80,888
Dividends paid	(135,053)
Increase in reserve due to capital increase (see Note 28 (b))	82

Distributable reserve and retained earnings at December 31, 2004 under Luxembourg law	536,541

26 Ordinary shares and share premium

	Number of Ordinary shares
	2004	2003
At January 1	1,180,287,664	1,160,700,794
Net issue of shares (see Note 28 (b))	249,166	19,586,870

At December 31	1,180,536,830	1,180,287,664

The total of issued and outstanding ordinary shares as of December 31, 2004 is 1,180,536,830 with a par value of USD1 per share with one vote each.

27 Minority interest

	Year ended December 31,
	2004	2003	2002
At beginning of year	119,984	186,783	918,981
Currency translations differences	9,478	16,738	(62,816)
Share of net profit of subsidiaries	20,278	12,129	142,403
Acquisition and increases	21,106	458	—
Exchange of shares of Siderca, Dalmine and Tamsa	—	(44,887)	(768,577)
Sales	(649)	(37,173)	(2,020)
Dividends (*)	(4,926)	(14,064)	(41,188)

At end of year	165,271	119,984	186,783

(*) Includes dividends approved not paid for USD4.9 million in 2004.

28 2002 Exchange Offer and other events with impact on minority interest
(a) 2002 Exchange Offer
On October 18, 2002 Sidertubes -at that time the Company’s controlling shareholder- contributed all of its assets to Tenaris in exchange for shares of the Company’s common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca, Tamsa, Dalmine, TGS and Invertub S.A. Siderca held additional participations in Tamsa, Dalmine, Metalmecánica S.A. and Metalcentro S.A.

During 2002, Tenaris successfully completed an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine (“the 2002 exchange offer”). These acquisitions were accounted for under the purchase method and the acquisition costs, totalling USD 811.3 million and gave rise to a net negative goodwill of USD 5.2 million.

(b) Subsequent acquisitions and residual offers
Acquisition of Remaining Minority Interest in Tamsa and Capital Increase
On September 15, 2003 Tenaris concluded an exchange offer in the United States for shares and ADSs of Tamsa. As per the commitment assumed by Tenaris at the time of the 2002 exchange offer, the exchange ratio used was equal to that of the 2002 exchange offer. Thus, in exchange for the Tamsa’s shares received, Tenaris issued 19,586,870 new shares of its common stock for USD 51,611 thousand. The acquisition cost was determined on the bases of the price of Tenaris’s shares on September 12, 2003.

For the 356,392 shares of Tamsa’s common stock outstanding in the Mexican market, Tenaris and Sidertubes established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris’s shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa’s common stock were able to exchange their shares under the escrow arrangement during a six-month period. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris. As a result, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD 0.8 million.

On February 13, 2004 Tenaris increased its capital stock by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan. In accordance with Luxembourg law, the capital increase was allocated USD 249 to share capital, USD 25 to legal reserve, USD 464 to a share premium and USD 82 to other distributable reserve.

As of December 31, 2004 Tenaris held, directly or indirectly, more than 99.9% of the common stock of Tamsa.

Subsequent acquisition of Dalmine shareholding
Pursuant to purchases made in the open market up to March 10, 2003 Tenaris held, directly or indirectly, 90.0% of Dalmine’s common stock. On July 11, 2003 Tenaris concluded a cash offer for the remaining minority interest in Dalmine and held, directly or indirectly, 96.8% of the shares of Dalmine. At December 31, 2004, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 99.2% of the shares of Dalmine.

Acquisition of remaining minority interest in Siderca
On April 3, 2003 the Argentine securities regulator approved Tenaris’s proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris’s gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated.

29 Business and other acquisitions
As a result of the transactions explained in Note 28, Tenaris acquired 0.03% of Tamsa, 0.5% of Dalmine during 2004, and 5.5% of Tamsa, 9.9% of Dalmine and 0.9% of Siderca during 2003.

On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and increased the subsidiary’s capital stock to USD 50.0 million.

On February 2, 2004 Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD 9.6 million, plus transaction costs.

As described in AP A, management applied IFRS 3 for the business combination detailed below.

On July 9, 2004 Tenaris and Sidor through their jointly owned company Matesi, acquired from Posven, a Venezuelan company, its industrial facility for the production of pre-reduced HBI, located in Ciudad Guayana, Venezuela, for the price of USD 120.0 million. The acquisition did not generate goodwill. As of December 31, 2004 Tenaris held 50.2% of Matesi, while Sidor owned the remaining 49.8%.

On July 26, 2004 Tenaris acquired all of the shares of Tubman International Ltd. (“Tubman”), a company incorporated under the laws of Gibraltar, which owned 84.86% of S.C. Silcotub S.A. (“Silcotub”) and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l., all of them incorporated in Romania for a total consideration of USD 42.0 million. The acquisition of these companies did not generate goodwill.

Tenaris reached an agreement with the Romanian privatization agency (AVAS) to settle the litigation commenced by the latter against Tubman in connection with the alleged breach of certain of Tubman’s obligations under the privatization agreement by virtue of which Tubman purchased control of S.C. Laminorul S.A. (“Laminorul”). Pursuant to the agreement, signed on November 1, 2004 Tenaris transferred 9,931,375 shares of Laminorul to the Romanian Government, representing 69.99% of Laminorul’s capital stock, and retained 2,334,145 shares (16.45% of Laminorul’s capital stock).

The acquired business contributed revenues of USD 93.2 million and net gains of USD 6.1 million to Tenaris in the year ended at December 31, 2004. The assets and liabilities arising from acquisitions are as follows:

	Year ended December 31,
	2004	2003
Other assets and liabilities (net)	(25,060)	(3,612)
Property, plant and equipment	191,097	30,764
Goodwill	—	9,667

Net assets acquired	166,037	36,819
Minority interest	(8,034)	31,025
Total non-current liabilities (*)	(60,408)	(2,561)

Total liabilities assumed	(60,408)	(2,561)

Sub-total	97,595	65,283

Cash — acquired	5,177	5,687
Fair value adjustment of minority interest acquired	—	(925)
Common stock issued in acquisition of minority interest	820	51,611

Purchase consideration	103,592	121,656

(*) Year ended at December 31, 2004 includes Matesi’s liability with Sidor (minority shareholder of Matesi).

Details of net assets acquired and goodwill are as follows:

	Year ended December 31,
	2004	2003
Purchase consideration	103,592	121,656
Fair value of acquired business	(103,592)	(111,989)

Goodwill	—	9,667

30 Related party transactions

The Company is controlled by I.I.I. Industrial Investments Inc. B.V. I., which at December 31, 2004 owned 60.2% of Tenaris’s shares and voting rights. At that date the remaining 39.8% was publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

	Year ended December 31,
	2004	2003	2002
(i) Transactions
(a) Sales of goods and services
Sales of goods	72,932	57,865	258,083
Sales of services	24,983	11,811	6,934

	97,915	69,676	265,017

(b) Purchases of goods and services
Purchases of goods	63,132	70,984	160,792
Purchases of services	58,831	64,793	103,858

	121,963	135,777	264,650

(c) Acquisitions of subsidiaries	—	(304)	—

	At December 31,
	2004	2003
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	52,663	42,116
Payables to related parties (1)	(17,401)	(37,219)

	35,262	4,897

(b) Cash and cash equivalents
Time deposits	6	420

	At December 31,
	2004	2003
(c) Other balances
Trust fund	119,666	118,087
Convertible debt instruments - Ylopa	121,955	33,508

	241,621	151,595

(d) Financial debt
Borrowings and overdrafts (2)	(56,906)	(5,716)
Borrowings from trust fund	—	(1,789)

	(56,906)	(7,505)

(1)	Includes liabilities with Ylopa (USD10,590 at December 31, 2003)
(2)	Includes borrowings from Sidor to Matesi (USD51,457 at December 31, 2004)

(iii) Officers and director’s compensation The aggregate compensation of the directors and executive officers earned during 2004 and 2003 amounts to USD9.8 million and USD8.6 million respectively.

31 Cash flow disclosures

		Year ended December 31,
		2004	2003	2002
(i)	Changes in working capital
	Inventories	(411,045)	(151,766)	55,461
	Receivables and prepayments	(82,845)	10,900	(31,485)
	Trade receivables	(271,225)	4,142	(124,699)
	Other liabilities	(37,443)	39,585	(27,168)
	Customer advances	72,678	17,636	(32,355)
	Trade payables	108,693	(27,653)	59,404

		(621,187)	(107,156)	(100,842)

(ii)	Income tax accruals less payments
	Tax accrued (*)	220,376	63,918	244,554
	Taxes paid	(175,717)	(202,488)	(70,076)

		44,659	(138,570)	174,478

	(*) In 2002 does not include a tax recovery of USD36.8 millions (see Note 8)
(iii)	Interest accruals less payments, net
	Interest accrued	32,683	16,708	20,279
	Interest paid net	(15,710)	(19,740)	(15,499)

		16,973	(3,032)	4,780

32 Principal subsidiaries
The following is a list of Tenaris’s subsidiaries and its direct or indirect percentage of ownership of each company at December 31, 2004, 2003 and 2002 is disclosed.

Company	Country of	Main activity	Percentage of ownership at December 31,
	Organization		2004	2003	2002
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	100%	98%
Confab Industrial S.A. and subsidiaries (b)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
Corporación Tamsa S.A.	Mexico	Sale of seamless steel pipes	—	—	94%
Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	99%	88%
Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	88%
Empresas Riga S.A. de C.V.	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	100%	94%
Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	—

Company	Country of	Main activity	Percentage of ownership at December 31,
	Organization		2004	2003	2002
Information Systems and Technologies N.V. and subsidiaries	Netherlands	Software development and maintenance	75%	75%	70%
Inmobiliaria Tamsa S.A. de C.V.	Mexico	Leasing of real estate	100%	100%	94%
Insirger S.A. and subsidiaries	Argentina	Electric power generation	100%	100%	—
Intermetal Com SRL (a)	Romania	Marketing of Scrap and other raw materials	100%	—	—
Invertub S.A. and subsidiaries	Argentina	Holding company	100%	100%	100%
Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	100%	100%	70%
Matesi, Materiales Siderurgicos S.A. (a)	Venezuela	Production of hot briquetted iron (HBI).	50%	—	—
Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100%	100%	100%
Metalmecánica S.A.	Argentina	Manufacturing steel products for oil extraction	100%	100%	99%
NKKTubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
S.C. Silcotub S.A. and subsidiary (a)	Romania	Manufacturing of seamless steel pipes	85%	—	—
Scrapservice S.A.	Argentina	Processing of scrap	75%	75%	74%
Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	81%
Siderca International A.p.S.	Denmark	Holding company	100%	100%	99%
Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	99%
Siderestiba S.A.	Argentina	Logistics	99%	99%	99%
Sidtam Limited	B.V.I.	Holding company	100%	100%	97%
SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	99%	88%
Sociedad Industrial Puntana S.A.	Argentina	Manufacturing of steel products	100%	100%	—
Socominter Far East Ltd.	Singapore	Marketing of steel products	—	—	100%
Socominter Ltda.	Chile	Marketing of steel products	100%	100%	100%
Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%
Socover S.A. de C.V.	Mexico	Marketing of steel products	—	—	94%
Talta — Trading e Marketing Lda. (a)	Madeira	Holding Company	100%	—	—
Tamsider LLC	USA	Holding company	100%	100%	100%
Tamsider S.A. de C.V. and subsidiaries	Mexico	Promotion and organization of steel-related companies and marketing of steel products	100%	100%	94%
Tamtrade S.A.de C.V.	Mexico	Marketing of steel products	100%	100%	94%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	100%	99%
Tenaris Autopartes S.A. de C.V.	Mexico	Manufacturing of supplies for the automotive industry	100%	100%	—
Tenaris Confab Hastes de Bombeio (a)	Brazil	Manufacturing of steel products for oil extraction	70%	—	—
Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	100%	99%	94%
Tenaris Financial Services S.A.	Uruguay	Financial Services	100%	100%	—
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%
Tenaris Global Services (Canada) Inc.	Canada	Marketing of steel products	100%	100%	100%
Tenaris Global Services de Bolivia S.R.L. (previously Socominter de Bolivia S.R.L.)	Bolivia	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Japan) K.K. (previously DST Japan K.K.)	Japan	Marketing of steel products	100%	100%	100%
Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Panama) S.A.	Panama	Marketing of steel products	100%	100%	100%
Tenaris Global Services (UK) Ltd	United Kingdom	Marketing of steel products	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
Tenaris Global Services Ecuador S.A.	Ecuador	Marketing of steel products	100%	100%	—
Tenaris Global Services Far East Pte. Ltd.	Singapore	Marketing of steel products	100%	100%	100%
Tenaris Global Services Korea	Korea	Marketing of steel products	100%	100%	—
Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	100%

Company	Country of	Main activity	Percentage of ownership at December 31,
	Organization		2004	2003	2002
Tenaris Global Services (B.V.I.) Ltd.	B.V.I.	Holding company	100%	100%	100%
Tenaris Global Services Nigeria Ltd. (Previously Tubular DST Nigeria Ltd.)	Nigeria	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Kazakhstan ) LLP (a)	Kazakhstan	Marketing of steel products	100%	—	—
Tenaris Investments Ltd. (a)	Ireland	Holding company	100%	—	—
Tenaris West Africa Ltd.	United Kingdom	Finishing of steel pipes	100%	100%	98%
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	100%	99%
Tubman International Ltd. (a)	Gibraltar	Holding company	100%	—	—
Tubman Holdings (Gibraltar) LLP (a)	Gibraltar	Holding company	100%	—	—
Tubos de Acero de México S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	94%
Tubos de Acero de Venezuela S.A.	Venezuela	Manufacturing of seamless steel pipes	70%	70%	66%

(a)	Incorporated or acquired during 2004
(b)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

33 Impact of New Accounting Pronouncements:
International Financial Reporting Standards
In December 2003, as a part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released versions of those standards: IAS 1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10, Events after the Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Leases; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interests in Joint Ventures; IAS 33, Earnings per Share and IAS 40, Investment Property. The revised standards must be applied for annual periods beginning on or after January 1, 2005. During 2004 the following International Financial Reporting Standards (IFRS) were issued: IFRS 2, Share-Based Payments; IFRS 3, Business Combinations; IFRS 4, Insurance Contracts; IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations and IFRS 6, Exploration for and Evaluation of Mineral Resources. Following is a summary of those changes which could result in a material impact on the Tenaris consolidated financial statements from applying these revised standards.

(a) Presentation of minority interests to be changed
IAS 1 (revised) requires disclosure, on the face of the income statement, of the entity’s profit or loss for the period and the allocation of that amount between “profit or loss attributable to minority interest” and “profit or loss. attributable to equity holders of the parent”. As from January 1, 2005 minority interests will be included as equity in the consolidated balance sheet and not shown as a separate category. The effect of this is to increase the Company’s equity at January 1, 2005 by USD 165.3 million. Earnings per share will continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(b) IFRS 3 on business combinations and related goodwill amortization
Under IFRS 3, with effect from January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. Goodwill of USD 112.7 million recorded at December 31, 2004 will not be amortized. IFRS 3 requires accumulated negative goodwill at December 31, 2004 to be derecognized with a corresponding adjustments to Retained earnings. The effect of this is an increase in the opening balance of the Company’s equity at January 1, 2005 of USD 110.8 million. During 2004, Tenaris incurred USD 0.3 million of goodwill and negative goodwill amortization expense.

(c) IAS 16 Property, Plant and Equipment
IAS 16 requires that the Company determines the depreciation charge separately for each significant part of an item of property, plant and equipment. An entity is required to measure the residual value of an item of property, plant and equipment as the amount it estimates it would receive currently for the asset if the asset were already off the age and in the condition expected at the end of its useful life.

34 Reconciliation of net income and shareholders’ equity to US GAAP
a) The following is a summary of the significant adjustments to net income for the years ended December 31, 2004, 2003 and 2002 and to shareholders’ equity at December 31, 2004 and 2003 which would be required had the consolidated financial statements been prepared in accordance with US GAAP instead of IFRS.

	Year ended December 31,
	2004	2003	2002
Net income in accordance with IFRS	784,703	210,308	94,304
US GAAP adjustments - income (expense)
Purchase accounting difference affecting the acquisition of Tavsa - amortization (AP V(1))	—	—	4,102
Deferred income tax (AP V(2))	(8,682)	(14,599)	26,368
Equity in investments in associated companies (AP V(3))	(55,026)	—	(561)
Unrecognized prior service costs (AP V(4))	(74)	(392)	(3,149)
Financial assets’ changes in fair value (AP V(5))	(885)	(1,611)	(1,527)
Goodwill - Amortization (AP V(6))	9,023	8,764	2,175
Cost of exchange offer- Amortization (AP V (7))	1,060	1,006	—
Minority interest in above reconciling items	220	432	(11,663)

Income before cumulative effect of accounting changes	730,339	203,908	110,049
Cumulative effect of accounting changes	—	—	(17,417)

Net income in accordance with US GAAP	730,339	203,908	92,632

Weighted average number of shares outstanding (See Note 9) (thousands)	1,180,507	1,167,230	732,936
Consolidated combined earnings per share before cumulative effect of accounting changes	0.62	0.18	0.15
Cumulative effect of accounting changes per share	—	—	(0.02)
Consolidated combined earnings per share in accordance with US GAAP	0.62	0.18	0.13

	December 31,
	2004	2003
Shareholders’ equity in accordance with IFRS	2,495,924	1,841,280
US GAAP adjustments - increase (decrease):
Deferred income tax (AP V(2))	58,109	66,791
Equity in investments in associated companies (AP V(3))	(55,026)	—
Unrecognized prior service costs (AP V(4))	2,835	2,909
Goodwill - Impairment - original value (AP V(6))	(21,628)	(21,628)
Goodwill - Impairment - accumulated amortization	23,545	14,522
Cost of the exchange offer - original value (AP V(7))	(15,900)	(15,900)
Cost of the exchange offer - accumulated amortization	2,066	1,006
Minority interest in above reconciling items	(1,553)	(1,773)

Shareholders’ equity in accordance with US GAAP	2,488,372	1,887,207

(b) Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2004	2003
Shareholders’ equity at the beginning of the year in accordance with US GAAP	1,887,207	1,745,883
Net income for the year in accordance with US GAAP	730,339	203,908
Foreign currency translation adjustment	(4,174)	309
Capital Increase	820	—
Effect of the exchange transactions (Note 28)	—	50,498
Financial assets’ changes in fair value	885	1,611
Dividends paid	(135,053)	(115,002)

Shareholders’ equity at the end of the year in accordance with US GAAP	2,488,372	1,887,207

35 Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a) Income Taxes

The tax loss carry-forwards at December 31, 2004, expire as follows:

Expiration date	Amount
December 31, 2009	190,388
Not subject to expiration	6,612

Total	197,000

See Note 20.

(b) Statement of consolidated comprehensive income under US GAAP
Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (I) classify items of other comprehensive income (loss) by their nature in a financial statement and (II) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Year ended December 31,
	2004	2003	2002
Net income	730,339	203,908	92,632
Other comprehensive income (loss)
Foreign currency translation adjustment	4,174	309	(34,267)
Financial assets’ changes in fair value (1)	885	1,611	1,527

Total other comprehensive income (loss)	5,059	1,920	(32,740)

Comprehensive income	735,398	205,828	59,892

(1)	Net of income tax amounting to USD616, USD868 and USD822 for the years ended December 31, 2004, 2003 and 2002, respectively.

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment
	at December 31,
	2004	2003	2002
Balance at the beginning of the period	88,576	88,267	122,534
Adjustment of the period	4,174	309	(34,267)

Balance at the end of the period	92,750	88,576	88,267

	Financial assets' changes in fair value
	at December 31,
	2004	2003	2002
Balance at the beginning of the period	3,138	1,527	—
Adjustment of the period	1,143	1,611	1,527
Realized gains or losses transferred to the income statement	(258)	—	—

Balance at the end of the period	4,023	3,138	1,527

(c) Amortization of intangible assets -licenses and patents

Estimated amortization expense
For the year ending December 31, 2005	967
For the year ending December 31, 2006	690
For the year ending December 31, 2007	70

(d) Pro-forma financial information (unaudited)
The following unaudited pro forma consolidated financial information presents the adjustments for the exchange transaction accounted for by the purchase method in the year ended December 31, 2002 so as to give pro forma recognition to Siderca, Tamsa and Dalmine results of operations as if they had been acquired on January 1, 2001. The pro forma adjustments give effect to the exchange transaction as if it had taken place on January 1, 2001.

	Year ended December 31, 2002
	US GAAP actual	Pro forma adjustments	Pro forma
Net sales	3,219,384	—	3,219,384
Income before cumulative effect of accounting changes	110,049	113,470	223,519
Net income	92,632	89,216	181,848
Consolidated combined earnings per share before cumulative effect of accounting changes	0.15	—	0.19
Consolidated combined earnings per share in accordance with US GAAP	0.13	—	0.16
Weighted average number of shares outstanding	732,936	—	1,160,701

Pro forma earnings per share were computed considering that the shares issued in connection with the exchange transaction described in Note 28 (a) were issued and outstanding as of January 1, 2002. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and is not necessarily indicative of the Company’s financial position and results of operations that would have occurred if the acquisition in 2002 of Siderca, Tamsa and Dalmine minority interest had occurred on January 1, 2002 nor it is necessarily indicative of the Company’s future results of operations.

(e) Employers’ disclosure about pension plans and other post retirement benefit plans
On December 23, 2003 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132. The following provides the required additional presentation for the defined benefits plans (all classified as foreign plans) under US GAAP.

The expected future cash flows to be paid by the Company in respect of pension and other post-employment benefit plans at December 31, 2004 were as follows:

Employer contributions
2005 (estimated)	274
Expected future benefit payments
2005	398
2006	84
2007	98
2008	416
2009	3,409
2010-2014	4,799

The accumulated benefit obligation amounted to USD 15,380 million and USD 14,841 million at December 31, 2004 and 2003, respectively.

f. Impact of new US GAAP accounting standards not yet adopted
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), Inventory Costs -an amendment of ARB No. 43, Chapter 4 (Revised 12/06/2004), clarifying the existing requirements in ARB No. 43 by adopting language similar to that used in IAS 2 with respect to the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2003. The Company expects that the adoption of SFAS 151 will not have a material impact on the Company’s consolidated results of operation or financial position, since the key elements are already utilized in the Company’s IFRS and US GAAP consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153 (SFAS 153), which amends Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company expects that the full adoption of SFAS 153 will not have a material impact on its financial position or results of operations.

Carlos Condorelli
Chief Financial Officer

Report and audited annual accounts of Tenaris S.A.
Luxembourg GAAP as at December 31, 2004

The board of directors of Tenaris S.A. (the “Company” or “Tenaris”) submits its annual accounts in accordance with Luxembourg legal and regulatory requirements for the year 2004.

Results for the year
Profit for the year ended December 31, 2004 totalled USD373.5 million, compared to USD 201.5 million for the year ended December 31, 2003.

During this financial year, Tenaris obtained dividends totalling USD 292.6 million, from its investments in Tubos de Acero de México S.A. (“Tamsa”) (USD 49.7 million), Siderca S.A.I.C. (“Siderca”) (USD 181.8 million), Invertub S.A. (“Invertub”) (USD 44.4 million) and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) (USD 16.8 million).

The consolidated net sales of Tenaris and its subsidiaries during 2004 reflect strong market demand and growth in the seamless pipe business, where the Company and its subsidiaries are leading suppliers of seamless pipe products to the global energy industry. Net sales of seamless pipes, which accounted for 79% of total net sales, rose 37% and it was possible to increase seamless pipe selling prices sufficiently to offset the impact of higher raw material costs.

Investment activities and capital increase
During 2004, Dalmine S.p.A. (“Dalmine”) increased its capital in approximately EUR 40 million, and Tenaris acquired 575,944,281 new shares (99.6% of such increase) for an amount of EUR 39.8 million (approximately USD 48.2 million). In June 2004, Tenaris acquired 100% of Talta - Trading e Marketing Lda. (“Talta”), a company incorporated in Madeira. Talta acquired, through its Venezuelan subsidiary, Matesi, Materiales Siderúrgicos S.A. (“Matesi”), an industrial facility for the production of pre-reduced hot briquetted iron (HBI), with a loan granted by Tenaris. Talta holds 50.2% of Matesi’s shares. Tenaris’s investments in subsidiaries and associated companies at December 31, 2004 were as follows:

Company	Country	% of	Book value at	Net Additions	Book value at
		beneficial	31.12.2003	USD	31.12.2004
		ownership	USD		USD
Invertub S.A.	Argentina	99.9%	320,559,994		320,559,994
Siderca S.A.I.C.	Argentina	100.0%	1,325,215,732		1,325,215,732
Dalmine S.p.A.	Italy	99.2%	88,660,072	48,911,803	137,571,875
Tubos de Acero de México S.A.	Mexico	99.9%	364,136,036	289,704	364,425,740
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650		63,047,650
Ylopa — Serviços de Consultadoria Lda.	Madeira	24.4%	1,812,787		1,812,787
Talta — Trading e Marketing Lda.	Madeira	100.0%		6,817	6,817
Tenaris Investments Limited	Ireland	100.0%		50,010,000	50,010,000
Tenaris Connections A.G.	Liechtenstein	100.0%		11,567,000	11,567,000
Tamsider LLC	United States of America	100.0%		87,752,000	87,752,000
Shares in subsidiaries and associated companies			2,163,432,271	198,537,324	2,361,969,595

With regards to Tamsa’s outstanding common stock in the Mexican market, Tenaris and Sidertubes S.A. (“Sidertubes”) (Tenaris’s former controlling shareholder -dissolved on June 9, 2004 and replaced by I.I.I. Industrial Investments Incorporated B.V. I.-) constituted a trust fund in 2003, in which Sidertubes deposited, as a lender, the necessary number of Tenaris shares to provide for the exchange of the remaining interests in Tamsa until February 11, 2004. At the expiration of such exchange period, Tenaris increased its capital in the amount of shares effectively exchanged to reimburse the shares lent by Sidertubes.

Other income
On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) settled their litigation concerning the failure of an underwater pipeline. According to the terms of the settlement, Dalmine would pay BHP a total of GBP 108.0 million (USD 207.2 million), inclusive of expenses.

The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands B.V. (“Tenet”) -Tenaris’s subsidiary as a party of the contract pursuant to which Dalmine was privatized- commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004 the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna is required to pay to Tenaris the sum of EUR 92.6 million (approximately USD 126 million). Under applicable rules of the International Chamber of Commerce, the award is binding on the parties and must be carried out without delay, nevertheless requests for clarification or other petitions could delay compliance with the terms of the award. The proportionate amount of this award according to the beneficial ownership is included in “Other income”.

Dividends
The Annual Ordinary Shareholders’ Meeting held on May 26, 2004 approved the payment of a USD 135.1 million dividend to Tenaris’s shareholders. Tenaris’s shareholders’ equity, reflecting the capital increase, results for the year and dividend payment mentioned above is as follows:

Item	Share	Legal	Share	Other	Retained	Shareholders'
	capital	reserve	premium	distributable	earnings	Equity
				reserve
	USD	USD	USD	USD	USD	USD
Balance at the beginning of the year	1,180,287,664	118,028,767	609,268,834	96,555,537	201,480,203	2,205,621,005
Capital Increase (1)	249,166	24,916	463,923	82,001		820,006
Dividends paid (2)				(96,555,537)	(38,497,876)	(135,053,413)
Profit for the year					373,476,768	373,476,768
Balance at the end of the year	1,180,536,830	118,053,683	609,732,757	82,001	536,459,095	2,444,864,366

(1)	see Note 4 (4.1) to the annual accounts.
(2)	as approved by the Ordinary Shareholders’ Meeting held on May 26, 2004.

Subsequent events
Tenaris is the beneficiary of 24.4% share of a convertible loan payable by Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) to Ylopa. On February 3, 2005 Tenaris announced that Ylopa had notified Amazonia that it had elected to convert its outstanding convertible loan with Amazonia into equity, conversion that was contemplated under the agreements governing Siderúrgica del Orinoco C.A.’s (“Sidor”) and Amazonia’s debt restructuring in June 2003. As a result of this conversion and the subsequent proportionate transfer of the Amazonia shares to Tenaris, Tenaris’s participation in Amazonia increased from 14.5% to 21.2%, thereby increasing its indirect participation in Sidor from 8.7% to 12.6%.

Outlook
We expect to sustain or further improve profitability given the positive outlook of the oil and gas industry and therefore demand for our products.

Carlos Condorelli
Chief Financial Officer

PricewaterhouseCoopers
Société à responsabilité limitée
Réviseur d’entreprises
400, route d’Esch
B.P. 1443
L-1014 Luxembourg
Téléphone +352 494848-1
Facsimile +352 494848-2900

Report of Independent Auditor

To the Shareholders of Tenaris S.A.

We have audited the annual accounts of Tenaris S.A. for the year ended December 31, 2004 on pages 140 to 149 and have read the related management report on pages 136 to 138. These annual accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Tenaris S.A. as of December 31, 2004 and the results of its operations for the year then ended.

The management report is in accordance with the annual accounts.

Luxembourg, February 23, 2005

PricewaterhouseCoopers S.à r.l.
Réviseur d’entreprises
Represented by

Mervyn R. Martins

Balance sheet as at December 31, 2004
(expressed in United States Dollars)

	Note(s)	2004	2003
		USD	USD
ASSETS
Non current assets
Fixed assets	3
- Formation expenses		4,772	7,160
- Reorganization cost		9,750,240	12,939,426

		9,755,012	12,946,586
Financial assets	4
- Shares in subsidiaries and associated companies		2,361,969,595	2,163,432,271
- Receivables		93,139,058	33,507,552

		2,455,108,653	2,196,939,823

Current assets
- Receivables	5	96,103,483	3,864,674
- Short term investments	6	44,339,871	38,900,001
- Cash at banks		287,899	497,564

		140,731,253	43,262,239
Total assets		2,605,594,918	2,253,148,648

LIABILITIES
Shareholders’ equity	7
- Share capital		1,180,536,830	1,180,287,664
- Legal reserve	8	118,053,683	118,028,767
- Share premium		609,732,757	609,268,834
- Other distributable reserve	9	96,637,538	211,557,772
- Retained earnings	9	201,480,203	—
- Dividend paid		(135,053,413)	(115,002,235)

		2,071,387,598	2,004,140,802

Provisions
- Tax provision	10	325,030	158,827
- Other provisions		339,755	590,917

		664,785	749,744

Debts
- Intercompany – due within a year	11	70,248,120	45,236,056
- Intercompany – due within more than a year	12	87,752,000	—
- Accounts payable		2,065,647	1,541,843

		160,065,767	46,777,899

Profit for the year		373,476,768	201,480,203

Total liabilities		2,605,594,918	2,253,148,648

The accompanying notes are an integral part of these annual accounts.

Profit and loss account for the year ended December 31, 2004
(expressed in United States Dollars)

	Note(s)	2004	2003
		USD	USD
CHARGES
Amortization of formation expenses	3.1	2,388	2,388
Amortization of reorganization cost	3.2	3,160,121	2,890,249
Administrative and general expenses	13	7,415,500	3,174,066
Interest paid		945,072	487,136
Realized loss on exchange		5,086,183	1,292,701
Taxes	10	308,760	671,931
Profit for the year		373,476,768	201,480,203

Total charges		390,394,792	209,998,674

INCOME
Dividend income	14	292,588,615	207,212,834
Interest income		8,386,257	2,478,325
Realized gain on exchange		384,106	297,709
Other Income	15	89,035,814	9,806

Total income		390,394,792	209,998,674

The accompanying notes are an integral part of these annual accounts.

Notes to the audited annual accounts
as at December 31, 2004

1. Background and description of the business

Tenaris S.A. (the “Company” or “Tenaris”) was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company –taking advantage of the law of July 31, 1929 on holding companies– under the laws of Luxembourg. Then, on June 26, 2002 it changed its name to Tenaris S.A.

Tenaris’s objective is to invest in companies that manufacture and market seamless steel tubes. Tenaris and its subsidiaries are leading manufacturers and suppliers of seamless steel pipe products and services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide.

Tenaris prepares and publishes consolidated annual accounts which include further information on Tenaris and its subsidiaries. They are available at the registered office of the Company, 46a avenue John F. Kennedy, L-1855, Luxembourg.

2. Summary of significant accounting policies

2.1 Accounts
The accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards.

2.2 Foreign currency translation

Financial assets, current assets and debts denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the profit and loss account for the year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3 Formation expenses

Formation expenses are amortized over a period of 5 years.

2.4 Reorganization cost

Reorganization cost comprises mainly fees for professional services that were incurred in the reorganization process. These costs are amortized over a period of 5 years.

2.5 Financial assets

Financial assets are stated at cost. In case of other than a temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist.

Non Current assets

Note 3 – Fixed Assets

3.1 Formation expenses

	2004	2003
	USD	USD
Cost	12,467	12,467
Adjustment	(532)	(532)

	11,935	11,935

Amortization
- at the beginning of the year	4,775	2,387
- charge for the year	2,388	2,388

- at the end of the year	7,163	4,775

Net book value at the end of the year	4,772	7,160

3.2 Reorganization Cost

	2004	2003
	USD	USD
Value at the beginning of the year	15,829,675	14,777,137
Net additions	—	1,052,538
Net Disposals	(29,065)	—

	15,800,610	15,829,675

Amortization
- at the beginning of the year	2,890,249	—
- charge for the year	3,160,121	2,890,249

- at the end of the year	6,050,370	2,890,249

Net book value at the end of the year	9,750,240	12,939,426

4. Financial assets

4.1 Shares in subsidiaries and associated companies

Investments in subsidiaries and associated companies at December 31, 2004 (expressed in USD) comprise:

		% of	Book value at		Book value at
		beneficial	31.12.2003	Net Additions	31.12.2004
Company	Country	ownership	USD	USD	USD
Invertub S.A.	Argentina	99.9%	320,559,994		320,559,994
Siderca S.A.I.C.	Argentina	100.0%	1,325,215,732		1,325,215,732
Dalmine S.p.A.	Italy	99.2%	88,660,072	48,911,803	137,571,875
Tubos de Acero de México S.A.	Mexico	99.9%	364,136,036	289,704	364,425,740
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650		63,047,650
Ylopa – Serviços de Consultadoria Lda.	Madeira	24.4%	1,812,787		1,812,787
Talta — Trading e Marketing Lda.	Madeira	100.0%		6,817	6,817
Tenaris Investments Limited	Ireland	100.0%		50,010,000	50,010,000
Tenaris Connections A.G.	Liechtenstein	100.0%		11,567,000	11,567,000
Tamsider LLC	United States of America	100.0%		87,752,000	87,752,000
Shares in subsidiaries and associated companies			2,163,432,271	198,537,324	2,361,969,595

During 2004, Tenaris acquired 575,944,281 new shares of Dalmine S.p.A. (“Dalmine”) originated in a capital increase for an amount of EUR 39.8 million (approximately USD 48.2 million). Additionally, the Company continued purchasing remaining shares from third parties according to Italian regulations at 0.06916 EUR per share, being the total acquisition 4,076,961 shares.

With regards to Tubos de Acero de México S.A.’s (“Tamsa”) outstanding common stock in the Mexican market, Tenaris and Sidertubes S.A. (“Sidertubes”) (Tenaris’s former controlling shareholder –dissolved on June 9, 2004 and replaced by I.I.I. Industrial Investments Incorporated B.V. I.–) constituted a trust fund in 2003, in which Sidertubes deposited, as a lender, the necessary number of Tenaris shares to provide the exchange of the remaining interests in Tamsa until February 11, 2004.

On February 11, 2004 the exchange offer for the subsequent acquisition of minority interest in Tamsa held by Mexican investors terminated. At the end of the exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris, which had been deposited in a trust account jointly created by Tenaris and

Sidertubes. As a result of this, at the end of the offer, Tenaris owed to Sidertubes 249,166 shares with a market value of USD 0.8 million, representative of Tenaris’s common stock committed by Sidertubes to the fund.

On March 19, 2004 Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan.

In June 2004, Tenaris acquired 100% of Talta – Trading e Marketing Lda. (“Talta”), a company incorporated in Madeira. Talta acquired, through its Venezuelan subsidiary, Matesi, Materiales Siderúrgicos S.A. (“Matesi”), an industrial facility for the production of pre-reduced hot briquetted iron (HBI), with a loan granted by Tenaris. Talta holds 50.2% of Matesi’s shares.

Aiming at optimizing and centralizing the management of its subsidiaries’ treasury activities, Tenaris organized an Irish company, Tenaris Investments Limited as a treasury vehicle. After the constitution of this company, Tenaris made an initial capital contribution of USD 10 thousand and an irrevocable, non-refundable and unconditional contribution of USD 50 million.

Tenaris Connections A.G., also acquired during 2004, develops and licenses technology for the threading and reconstruction of premium connections for seamless steel pipes and accessories.

The last acquisition made by Tenaris during 2004 was Tamsider LLC. This company is located in the U.S.A. and holds a 14.5% equity stake in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”), which in turn is incorporated in Cayman Islands and beneficial owner of 59.7% of Siderúrgica del Orinoco C.A. (“Sidor”). Sidor is the largest steel producer in Venezuela.

4.2 Receivables

Tenaris is the beneficiary of 24.4% share of a convertible loan payable by Amazonia to Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for a nominal value of USD 31,127,637. This convertible loan accrues at an annual interest rate of 15.9%. At December 31, 2004 the outstanding value of this receivable was USD 38,827,468. On February 3, 2005 Tenaris announced that Ylopa had notified Amazonia that it had elected to convert its outstanding convertible loan with Amazonia into equity, conversion that was contemplated under the agreements governing Sidor’s and Amazonia’s debt restructuring in June 2003. As a result of this conversion and the subsequent proportionate transfer of the Amazonia shares to Tenaris, Tenaris’s participation in Amazonia increased from 14.5% to 21.2%, thereby increasing its indirect participation in Sidor from 8.7% to 12.6%.

In July 2004, Tenaris granted a loan to Talta, for a nominal value of USD 60,346,211 for the indirect acquisition of an industrial facility in Venezuela, as mentioned in Note 4 (4.1).

Current assets

Note 5 – Receivables

	2004	2003
	USD	USD
Techint Investments Netherlands B.V. (1)	85,845,319	—
Other receivables from related companies	10,137,863	3,864,674
Receivables from third parties	120,301	—

	96,103,483	3,864,674

(1)	Proportionate amount due to Tenaris as a result of the arbitration against Fintecna S.p.A.

Note 6 — Short term investments

	2004	2003
	USD	USD
Time deposits with related companies	36,285,650	38,900,001
Liquidity funds	8,054,221	—

	44,339,871	38,900,001

Note 7 — Shareholders’ equity

				Other
	Share	Legal	Share	distributable	Retained	Shareholders'
	capital	reserve	premium	reserve	earnings	equity
Item	USD	USD	USD	USD	USD	USD
Balance at the beginning of the year	1,180,287,664	118,028,767	609,268,834	96,555,537	201,480,203	2,205,621,005

Capital Increase (1)	249,166	24,916	463,923	82,001		820,006
Dividends paid (2)				(96,555,537)	(38,497,876)	(135,053,413)
Profit for the year					373,476,768	373,476,768
Balance at the end of the year	1,180,536,830	118,053,683	609,732,757	82,001	536,459,095	2,444,864,366

(1)	see Note 4 (4.1) to the annual accounts.
(2)	as approved by the Ordinary Shareholders’ Meeting held on May 26, 2004.

The authorized capital of the Company amounts to USD 2,500 million. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2004 was 1,180,536,830 shares with a par value of USD 1 per share.

As described in Note 4 (4.1), pursuant to the authority given by Tenaris’s board of directors to the Chairman and Chief Executive Officer on February 13, 2004 it was decided a capital increase in the context of the residual exchange offer for shares of Tamsa, which the Company had committed to as part of the exchange offer made on December 2002. On March 19, 2004 such capital increase was approved, amounting to USD 820,006, being allocated: USD 249,166 to share capital, USD 24,916 to the Company’s legal reserve, USD 82,001 to other distributable reserve and USD 463,923 to non-distributable reserve (share premium), in accordance with Luxembourg legislation.

The board of directors is authorized to increase the issued share capital, through issues of shares within the limits of the authorized capital for a period of 5 years starting June 26, 2002.

8. Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company’s reserve has already reached this 10%. The legal reserve is not available for distribution to the shareholders.

9. Other distributable reserve and retained earnings

Dividends may be paid by Tenaris upon the Ordinary Shareholders’ Meeting’s approval, to the extent distributable reserve and distributable retained earnings exist. At December 31, 2004 the distributable reserve and retained earnings of Tenaris under Luxembourg law totalled USD 536.5 million.

10. Taxes

The Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929.

Debts

11. Intercompany – due within a year

	2004	2003
	USD	USD
Accounts payable (1)	4,254,483	962,238
Debts for acquisition of shares in subsidiaries and associated companies (2)	34,198,097	33,684,218
Loan from Ylopa (3)	31,795,540	10,589,600

	70,248,120	45,236,056

(1)	and (3) are interest free and have no fixed terms of repayment.
(2)	principal amount: USD 34,091,324; which accrues interest at LIBOR plus 1.5%, due in 2005.

12. Intercompany – due within more than a year It represents the debt for the acquisition of Tamsider LLC, which accrues interest at LIBOR plus 0.5%, due in 2006.

13. Administrative and general expenses

	2004	2003
	USD	USD
Services and Fees	5,519,940	1,690,380
Labor cost	96,700	38,990
Board of Director’s accrued fees	1,797,011	1,400,000
Others	1,849	44,696

	7,415,500	3,174,066

14. Dividend income

During the financial years 2004 and 2003, the Company received the following dividends from its subsidiaries and associated companies:

	2004	2003
	USD	USD
Siderca S.A.I.C.	181,777,546	122,934,100
Invertub S.A.	44,354,669	30,452,086
Tubos de Acero de México S.A.	49,654,460	53,826,648
Ylopa – Serviços de Consultadoria Lda.	16,801,940	—

	292,588,615	207,212,834

15. Other income

On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) settled their litigation concerning the failure of an underwater pipeline. According to the terms of the settlement, Dalmine would pay BHP a total of GBP 108.0 million (USD 207.2 million), inclusive of expenses, which amount was payable in three annual installments, net of advances previously made. The first two installments of GBP 30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP 30.4 million will be due in December 2005. A Libor + 1% interest rate applies to the outstanding amount.

The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands B.V. (“Tenet”) –Tenaris’s subsidiary as a party of the contract pursuant to which Dalmine was privatized– commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004 the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna is required to pay to Tenaris the sum of EUR 92.6 million (approximately USD 126 million). Under applicable rules of the International Chamber of Commerce, the award is binding on the parties and must be carried out without delay, nevertheless requests for clarification or other petitions could delay compliance with the terms of the award. The proportionate amount of this award according to the beneficial ownership is included in “Other income”.

16. Guarantees

At December 31, 2003 the Company had partially underwritten a two-year guarantee of up to USD 13.5 million in favour of BHP to assure the compliance by Dalmine of the obligations it had assumed under the settlement agreement with BHP, dated December 30, 2003 and ending in January 2006.

17. Parent company

Tenaris’s parent company is I.I.I. Industrial Investments Incorporated B.V. I., a company incorporated and existing under the laws of the British Virgin Islands. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

Carlos Condorelli
Chief Financial Officer

Corporate Information

Registered Office
46A, avenue John F. Kennedy
L-1855 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Principal Executive Offices
Av. L. N. Alem 1067 27th Floor
(C1001AAF) Buenos Aires, Argentina
(54) 11 4018 4100 tel
(54) 11 4018 1000 fax

Edificio Parque Reforma
Campos Elíseos 400 17th Floor
11560 Mexico, D.F.
(52) 55 5282 9900 tel
(52) 55 5282 9961 fax

Via Monte Rosa, 93
20149 Milan, Italy
(39) 02 4384 7654 tel
(39) 02 4384 7670 fax

Investor Information

Investor Relations Director
Nigel Worsnop
nworsnop@tenaris.com

General Inquiries
investors@tenaris.com

Phones
Argentina (54) 11 4018 4020
Italy (39) 02 4384 7654
Mexico (52) 55 5282 9929
USA 1 888 300 5432

Stock Information
New York Stock Exchange (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)
Mercado de Valores de Buenos Aires (TS)
Mercato Telematico Azionario (TEN)

ADS Depositary Bank
JPMorgan Chase Bank, N.A.
CUSIP Number 88031M019

Internet
www.tenaris.com